5/31

02042838

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Del Monte Pacific Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5068 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/25/02

ARS

12-31-01

02 MAY 31 AM 11:27

Adding Value Improving Customer Service Enhancing Quality Reducing Costs Building Markets



Del Monte Quality

Cultivating Our Growth Annual Report 2001

TURNOVER
(US$ million)


250
200
150
100
50
0
2001

EBITDA
(US$ million)


50
40
30
20
10
0
2001

NET PROFIT
(US$ million)


50
40
30
20
10
0
2001

GROSS MARGIN
(%)


30%
30
25
20
15
10
5
0
2001

EBITDA MARGIN
(%)


30
25
20
15
10
5
0
2001

RETURN ON EQUITY
(%)


26%
30
25
20
15
10
5
0
2001

EARNINGS PER SHARE
(US cents)


0.5
0
2001

NTA PER SHARE
(US cents)


12
10
8
6
4
2
0
2000
2001

DIVIDEND PER SHARE
(US cents)


1.38
0
2001

Financial Highlights

Financial Year (Ended 31 December)	2001	2H	1H	2000	2H	1H	1999	1998[1]	1997[1]
Profitability									
Turnover (US$ million)	**182.3**	102.0	80.3	200.4	101.2	99.2	209.9	185.6	211.5
EBITDA (US$ million)	**37.5**	22.9	14.6	42.6	20.5	22.1	51.5	50.0	43.3
Margin (%)	**21**	22	18	21	20	22	25	27	20
Profit From Operations (US$ million)	**33.1**	20.2	12.9	38.6	17.6	21.0	47.9	46.7	39.4
Net Profit (US$ million)	**29.5**	18.0	11.5	34.8	15.7	19.0	42.6	35.1	27.9
Margin (%)	**16**	18	14	17	16	19	20	19	13
Debt & Equity									
Net Cash (Debt) (US$ million)	**17.1**	17.1	(1.1)	39.8	39.8	32.4	34.8	(24.0)	(33.4)
Total Assets (US$ million)	**185.0**	185.0	169.4	196.0	196.0	180.9	201.3	142.2	130.3
Shareholders' Equity (US$ million)	**129.2**	129.2	110.1	134.3	134.3	131.4	123.3	62.4	41.4
ROE (%)	**23**	nm	nm	26	nm	nm	35	56	67
Net Debt/Equity (x)	**na**	na	nm	na	na	na	na	0.4	0.8
Share Statistics[2]									
Number of Shares ('000)	**1,071,629**	1,071,629	1,071,629	1,137,877	1,137,877	1,142,857	1,142,857	1,000,000	1,000,000
Share Price (Singapore cents)	**38.0**	38.0	45.5	46.0	46.0	45.0	81.0	na	na
Share Price (US cents equivalent)[3]	**21.2**	21.2	25.7	26.7	26.7	26.3	48.8	na	na
EPS (US cents)	**2.73**	1.68	1.06	3.04	1.38	1.67	4.02	3.51	2.79
P/E Multiple (x)	**8**	nm	nm	9	nm	nm	12	na	na
Dividend Per Share (US cents)	**1.38**	na	na	1.25	na	na	0.51	1.50	1.00
Dividend Yield (%)[4]	**6.3**	na	na	4.8	na	na	1.0	na	na
NTA Per Share (US cents)	**11.13**	11.13	9.33	10.90	10.90	10.60	9.87	5.14	3.04
Market Capitalisation (US$ million)	**227.6**	227.6	275.6	304.3	304.3	300.8	557.7	na	na
Market Capitalisation (S$ million)	**407.4**	407.4	487.8	523.5	523.5	514.4	925.7	na	na
P&L rate: US$1 : S$	**1.79**	1.79	1.77	1.72	1.72	1.71	1.66	na	na

na – not applicable
nm – not meaningful

[1] The comparative figures of the Group for 1997 and 1998 were derived from the financial statements of the subsidiaries based on merger accounting. These figures have been adjusted for prior year adjustments resulting from a change in accounting standards as stated in the 2000 financial statements.

[2] The Company was listed on 2 August 1999 on the Singapore Exchange (SGX). On 20 December 1999, the SGX approved the conversion of its quotation of shares to Singapore dollars from US dollars.

[3] The Company's reporting currency is US dollars. Singapore dollar share prices are converted to US dollars for the purpose of computing financial ratios.

[4] 2001 Singapore dollar equivalent dividend per share is at the exchange rate of 1.82 and 2000 is at actual rate of 1.77.

Del Monte Pacific Limited is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products. We own the Del Monte brand in the Philippines, where we enjoy leading market shares across all major categories, and operate one of the world's largest integrated pineapple production facilities. We also possess the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent, and have long-term supply agreements with Del Monte trademark owners and licensees in North America, Europe and Asia.

Contents

Del Monte Pacific Limited (the "Company") and its subsidiaries (the "Group") are not affiliates of the Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc and its subsidiaries, or the Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

FINANCIAL HIGHLIGHTS OPEN →

Our Mission

Del Monte Pacific's mission is to be a leading fully integrated Asian-based international food and beverage company that develops and markets quality branded products to customers all over the world.

2001 Performance Highlights

- Increased sales volume by 3% year-on-year
- Achieved net profit of US$29.5 million in a tough year
- Netted higher profits in the second half of 2001, compared to the first half of 2001 and the second half of 2000
- Maintained gross profit margin and EBITDA margin at 30% and 21%, respectively
- Strong balance sheet with US$17.1 million in net cash
- Declared a high dividend
- Value-added strategy gaining traction
- Firmer pricing emerging

Letter to Shareholders

2001 will certainly be remembered as a challenging year – for the world and for Del Monte Pacific Limited. The year was characterised by a global economic downturn, which was worsened by the terrorist attacks on the United States in September.

The deteriorating global consumer environment compounded the effects of excess supplies of pineapple in the world markets, leading to weak product pricing in Europe and North America and lower sales volume in Europe. In addition, the Group faced increased competition in its key Asian market.

As Del Monte Pacific's management, we feel a great sense of pride that the Group held firm in the face of these challenges, growing overall sales volume, achieving solid profits in a tough year, and maintaining a healthy balance sheet.

Operating and Financial Overview

In 2001, sales volume grew by 3%, while turnover declined 9% to US$182.3 million compared to the previous year. Net profit decreased 15% year-on-year to US$29.5 million. The lower performance in 2001 was due mostly to currency translation in Asia, lower sales volume in Europe, and weak pricing in Europe and North America. Earnings per share was down 10% in US dollar terms and 7% in Singapore dollar terms, reflecting a reduction in shares outstanding due to our share buyback programme and the depreciation of the Singapore dollar.

Despite the challenging environment, the Group:

- Achieved solid profits of US$29.5 million
- Netted higher profits in the second half of 2001, compared to the first half of 2001 and the second half of 2000
- Maintained a healthy balance sheet with net cash of US$17.1 million
- Maintained gross profit margin of 30% and EBITDA margin of 21%
- Delivered a strong return on equity of 23%
- Declared a high dividend.

The following factors helped contribute to these results:

- A 3% year-on-year increase in overall sales volume
- Increased market share of key product categories in the Philippines
- Continued progress in our strategy to shift sales to higher-margin, value-added products
- Reduced production costs through productivity improvements and greater operational efficiencies.

As projected at the time of our first-half 2001 results, net profit in the second half of 2001 outperformed that of the first half. We achieved second-half 2001 net profit of US$18.0 million, which was above US$11.5 million in the first half of 2001 and US$15.7 million in the second half of 2000.

The improved second half of 2001 reflected seasonally stronger second-half volume, improved pricing of pineapple solids in Europe, and the contribution of sales in North America of higher-margin, value-added products, such as glass jars, plastic cups and premium grade fruit syrup.

"As Del Monte Pacific's management, we feel a great sense of pride that the Group held firm in the face of these challenges, growing overall sales volume, achieving solid profits in a tough year, and maintaining a healthy balance sheet."

However, these achievements were not sufficient to fully offset the impact of continued weak industry pricing for the full year.

In 2001, we invested a total of US$14.9 million – substantially financed through internal funds – to bring our production facilities to a higher level of quality, to improve our customer service competitiveness, and to continue the migration of our product mix to higher-margin products.

Your Board of Directors declared a dividend payout of 50% of net profit for the year ended 31 December 2001. Our dividend of 1.38 US cents per share, will generate a dividend yield of about 6% based on current prices. This is a testament to the Group's commitment to generate shareholder value.

Earlier in the year, we bought back a total of 66.2 million shares and returned a total of US$17.8 million (S$31.5 million) to shareholders. This share buyback reduced outstanding shares of the Company by 6%. However, we were still able to end the year with a healthy balance sheet, and the ability to finance both capital investments and acquisitions, should suitable candidates be identified.

Cultivating Our Growth

Our mission is to be a leading, fully integrated Asian-based international food and beverage company that develops and markets quality branded products to customers all over the world.

Towards this end, we will work to cultivate our growth, by pressing forward with our four-pronged growth strategy:

1) **Adding Value** by introducing higher-margin, value-added products, line extensions and innovative packaging formats. Our goal over time is to migrate our product mix from traditional, canned products to *premium products that have higher margins and greater* growth potential. We are pleased to announce that higher-margin products accounted for nearly 7% of our net sales in North America in 2001, compared to less than 1% in 2000.

2) **Improving Customer Service** by introducing new packaging capabilities to meet worldwide requirements with greater flexibility and better time-to-market. During the year in review, we improved customer service by expanding our packaging and labelling capacity by 30%.

3) **Enhancing Product Quality and Reducing Costs** with prudent investments in productivity programmes, production technologies and supply chain management. In 2001, we enhanced product quality and reduced costs by installing new technology at our canning facility to produce premium pineapple juice, premium grade fruit syrup and pineapple crush.

4) **Building Markets** by growing existing markets and expanding into new ones. We will work to achieve this by pursuing acquisitions, joint ventures, and/or strategic alliances that make sound business and financial sense. During the year in review, we intensified our focus on new business development. We considered a number of acquisition targets, none of which, however, measured up to our requirements. We will continue to look for the right fit.

"Our dividend of 1.38 US cents per share, will generate a dividend yield of about 6% based on current prices. This is a testament to the Group's commitment to generate shareholder value."

As we enter our third year as a public company, we are galvanized by a single-minded focus on executing our long-term growth strategy and creating value for our shareholders, business partners, consumers and staff.

Outlook for 2002

Difficult business, economic and competitive conditions are expected to persist in 2002. However, we believe that these factors can be offset through continued cost containment, growth in value-added, higher-margin products and firmer pricing we have seen emerging. As a result, barring any unforeseen circumstances, we expect our net profit in 2002 to improve modestly, compared to 2001.

Our Thanks

We would like to thank Mr Paul S Danowa, who retired as Joint Managing Director, for his invaluable contributions to the Group. And we welcome our new Joint Managing Director, Mr Thomas F Warner, who comes to the Group with a wealth of experience in the food and beverage industry.

We wish to thank Mr Vicente S Pérez, Jr, who retired as a Director, and congratulate him on his appointment as Secretary of Energy of the Philippines, and welcome Mr Patrick L Go, who succeeded Mr Pérez during the year.

We also wish to congratulate our Vice-Chairman, Mr Luis P Lorenzo, Jr, who was appointed by Philippine President Gloria Macapagal Arroyo as a Presidential Adviser.

In addition, we would like to extend a warm welcome to Mr Stefano Di Bella and Mr Filippo Fucile who joined the board in 2001, following the consolidation of the interests of Cirio SpA in the Del Monte Royal companies, through a tender offer at the Johannesburg Stock Exchange. In January 2002, Cirio announced the integration of Cirio and Del Monte Royal groups under Cirio Del Monte NV.

Steering a company with a celebrated heritage of quality into a new competitive landscape requires patience and perseverance. We look to the future as we implement our strategy to evolve from a traditional manufacturer of canned food and beverage products into a leading Asian-based international food and beverage company, one that develops and markets quality branded products to consumers all over the world.

We thank you and look forward to your continued support.

Tony Chew Leong-Chee
Chairman

Martin P Lorenzo
Joint Managing Director

Thomas F Warner
Joint Managing Director

18 April 2002

Cultivating Our Growth. We worked to cultivate our growth in 2001 by pressing forward with our four-pronged growth strategy. By adding more value to our products, improving our customer service, enhancing quality while reducing costs, and building our markets, we witnessed the continuing success of our products. On the following pages, we turn the spotlight on just a few of our star performers.


Del Monte
QUALITY
TROPICAL SELECT

Introducing Higher-Margin Products. In an effort to migrate our product mix, we introduced higher-margin, value-added products in North America. Mixed tropical fruit in glass jars were launched at the end of 2000 in the US, offering high-quality, tropical fruit in re-sealable jars. Tropical mixed fruit in single-serve plastic cups were introduced in 2001 in the US and Canada. These products, along with our premium grade fruit syrup, contributed to nearly 7% of net sales to North America in 2001, compared to less than 1% in 2000. We believe these products hold potential for growth in North America and in new markets, particularly Europe.

In 2001, contribution of higher-margin products in North America increased 7X

% OF NET SALES OF HIGHER-MARGIN PRODUCTS IN NORTH AMERICA


8
7
6
5
4
3
2
1
0
7%
<1%
2000
2001

*Tropical Select, (pictured left) is a registered trademark of the Del Monte Foods Company.

Innovative Packaging Formats. To further penetrate the larger, lower-income market in the Philippines, we re-packaged our tomato-based products in convenient, flexible stand-up pouches (SUPs). SUPs offer convenience as they are easier to store, use and dispose of. They also offer value because they are priced lower than the canned/bottled equivalent. We introduced 18 new SUP products in 2001 alone, bringing the total number in our range to nearly 40. In 2001, sales volume of SUPs grew by 54% compared to the prior year.

In 2001, volume of products in SUP packaging in the Philippines grew by 54%

VOLUME OF SUP PRODUCTS IN THE PHILIPPINES


1,500
1,315
1,200
900
856
600
504
429
300
0
2001


Del Monte
Quality
New Size
TOMATO
SAUCE
Real Tomato. All Natural.
Naturally has
Lycopene
Del Monte
Quality
TOMATO
SAUCE


FOUR
SEASONS
Mango
Delight
DRINK

Introducing New Line Extensions. To expand our product offering for beverages, we introduced new juice drink flavours such as Mango Delight in single-serve cans, and expanded our placement of food service juice dispensers in convenience stores and fast-food outlets in the Philippines. With a total of 12 juice drink flavours in our line-up, sales volume in 2001 increased by 27% year-on-year. Meanwhile, sales volume for juice drinks in food service dispensers increased by 36% year-on-year.

In 2001, sales volume of juice drinks in the Philippines grew by 27%

JUICE DRINK VOLUME IN THE PHILIPPINES
(In thousand stat cases)


597
469
313
322
1998
1999
2000
2001

Adding Value to Existing Product Categories.

We further expanded our spaghetti sauce and pasta product lines. Aside from introducing party-size spaghetti sauce in SUPs and spaghetti sauce with meat, we also launched a new pasta innovation, Quick-Cook Pasta, which cooks in four minutes. Sales volume in 2001 increased by 31% for spaghetti sauce and 23% for pasta over the previous year. Market share also increased for both categories in 2001. With both these products outsourced from toll packers, this jump in sales was achieved without any additional capital expenditure.

In 2001, spaghetti sauce market share increased by 8pts

MARKET SHARE FOR SPAGHETTI SAUCE AND PREMIUM PASTA



60
50
40
30
20
10
0
23.1


NEW TIPID-PACK
Del Monte
Quality
SPAGHETTI
SAUCE
ITALIAN STYLE
Naturally has
Lycopene

Financial Overview

TURNOVER (US$ million)


250
200
150
100
50
0
200.4
182.3
2000
2001

EARNINGS PER SHARE (US cents)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.04
2.73
2000
2001

Turnover

Amidst a difficult economic environment, Del Monte Pacific grew overall sales volume by 3% during the year. Turnover, however, dropped by 9% from US$200.4 million in 2000 to US$182.3 million in 2001, due to currency translation in Asia, lower sales volume in Europe, and weak demand in Europe and North America.

Turnover in Asia, the Group's largest market, declined by 9% to US$122.8 million. Turnover also fell by 2% to US$42.4 million in North America, and by 23% to US$17.1 million in Europe.

By product category, beverage turnover climbed 2% higher to US$34.0 million, while turnover of tomato and other processed products was flat at US$38.8 million. However, due to lower volume and prices, processed fruits turnover fell 9% to US$89.8 million, while non-processed product sales dropped by 33% to US$19.8 million.

Net Profit

As a result of lower turnover, net profit declined by 15%, from US$34.8 million in 2000 to US$29.5 million in 2001. Second half net profit of US$18.0 million outperformed the first half, US$11.5 million, and also exceeded the prior year's second-half net profit of US$15.7 million.

The improved performance in the second half of 2001 was due to traditionally stronger second-half volume, improved pricing of pineapple solids in Europe and the increased contribution of higher-margin, value-added products.

The Group generated Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) of US$37.5 million. Return on Equity (ROE) was 23%.

Earnings Per Share

Earnings per share (EPS) declined from 3.04 to 2.73 US cents per share, or by 10%, lower than the rate of net profit decline, reflecting the impact of fewer shares as a result of the share buyback.

Margins

Despite lower results, the Group maintained its gross profit margin at 30% and EBITDA margin at 21% because of effective cost management, positive impact of the weak peso on costs, and increased contribution of higher-margin products. Net profit margin was 16%, marginally lower than the previous year's. These margins are above industry average.

Currency Translation

Year-on-year, the Philippine peso depreciated by 14% against the US dollar. Although the weak peso had a negative impact on the Group's turnover in Asia, the currency translation had a net positive impact on the financial results of the Group as a whole, given its revenue and cost mix.

Balance Sheet

In the year in review, Del Monte Pacific continued to have a healthy balance sheet with a net cash position of US$17.1 million after substantial capital investments, the share buy-back programme and dividend payment.

Fixed assets increased with capital investments of US$14.9 million in 2001, up from US$11.1 million in the prior year. Funded substantially by internally generated cash flow, the Group invested in new operations technology and equipment to produce higher-margin, value-added products, increase efficiency, lower costs and improve customer service.

As at 31 December 2001, shareholders' equity was US$129.2 million, lower than US$134.3 million in the prior year. While the Group generated profits, the reduction in shareholders' equity was a result of the net impact of the Group's share buyback and dividend payment, as well as the effect of currency translation on its balance sheet.

Net tangible assets (NTA) per share, however, increased to 11.13 US cents from 10.90 US cents in the previous year, reflecting the positive impact of fewer shares after the share buyback programme.

Dividends

Despite the Group's lower net profit, the Directors decided to return more cash to shareholders by declaring a higher final dividend of 1.38 US cents per share for 2001 as compared to 1.25 US cents per share in the prior year. This dividend represents an increased payout of 50% of net profit, compared to 40% in the prior year, and the Group's minimum payout of 33% of net profit. The current year dividend will generate a good yield of about 6% at current prices.

NTA PER SHARE (US cents)


12
10
8
6
4
2
0
10.90
11.13
2000
2001

DIVIDEND PER SHARE (US cents)


1.5
1.2
0.9
0.6
0.3
0
1.25
1.38
2000
2001

Year in Review

While turnover and net profit were lower, Del Monte Pacific grew overall sales volume by 3% year-on-year, aided partly by volume growth in Asia and product migration in North America. Sales volume in Asia expanded by nearly 8% compared to the prior year, while higher-margin products accounted for approximately 7% of net sales to North America.

Offsetting the impact of higher volume on net profit, pricing was down in Europe and North America, due to a deteriorating global consumer environment compounded by the effects of excess supplies of pineapple in the world markets. In Asia, pricing was flat overall in local currency terms, but down in US dollars as a result of translation.

The Group achieved the following productivity and cost reduction measures in 2001:

- Increased tonnes per net acre by 3%
- Improved pineapple recovery by 13%
- Reduced costs per tonne by 5%.

The Group invested US$14.9 million in capital expenditure to:

- Install new equipment allowing for the production of higher-margin, value-added products
- Enhance product quality and reduce costs
- Increase productivity
- Improve customer service.

Market Review

Asia

Turnover in Asia includes the following: direct sales in the Philippines, where Del Monte Pacific owns the Del Monte trademark for premium-branded food products; sales in the Far East, where the Group sells Del Monte branded processed food products to Del Monte Asia/Kikkoman Corporation; and, sales of fresh pineapples to Del Monte Fresh Produce International.

Turnover in Asia declined by 9% from US$135.0 million to US$122.8 million, as the Group experienced lower turnover of processed fruits and non-processed products. The decrease in turnover was driven by the impact of the weak peso and lower sales volume of cattle, which is a non-core product.

Profit Before Interest Expense and Taxation (PBIT) in Asia decreased by 14% from US$29.3 million to US$25.1 million, due primarily to the decline in turnover and the weak peso.

In the Philippine market, despite increased competition and the weak currency, sales volume of processed products grew by nearly 10% year-on-year, aided by the introduction of 24 new products and line extensions and 25% sales volume growth in the food service business.



TURNOVER BY MARKET

- 67% Asia
- 23% North America
- 10% Europe



PBIT BY MARKET

- 72% Asia
- 25% North America
- 3% Europe

In the Philippines, the following product categories posted sales volume growth:

- Tomato-based products, up by 13%, fuelled by the 54% growth of SUP products such as tomato and spaghetti sauces, and ketchup
- Beverages, up by 10%, spurred by the expansion of 202 juice drinks and the juice dispenser programme
- Mixed fruits, up by 9%, driven by sales of the Group's second brand, Today's
- Other products, up by 17%, mainly due to higher sales of premium pasta.

As a result, the Group increased its market share in the following product categories in the Philippines: tomato sauce, spaghetti sauce, juice drinks, pineapple solids and premium pasta.

The Group continued to deepen its penetration of the larger, lower-income market in the Philippines during 2001, introducing new products under the Today's brand and in lower-priced SUP packaging formats.

North America

Turnover in North America includes sales to Del Monte Foods Company and Dr Pepper/Seven Up in the United States, and Kraft Canada (formerly Nabisco).

Turnover in North America declined marginally by 2% from US$43.2 million in 2000 to US$42.4 million in 2001. This was primarily due to a 7% decrease in sales volume of traditional processed fruits and a 3% decline in average prices. However, sales of higher-margin, value-added products helped cushion the effect of lower volumes and prices.

During the year, the Group continued to migrate its product mix towards higher-margin products such as tropical fruit in glass jars and plastic cups, and premium grade fruit syrup. These products accounted for nearly 7% of net sales to North America, compared to less than 1% in 2000.

PBIT increased by 26% from US$6.8 million in 2000 to US$8.6 million in 2001, due mainly to lower production costs, aided by the positive impact of the weak peso on costs and the increased contribution of higher-margin products.

Europe

Turnover in this region comprises of sales of processed fruit products to Cirio Del Monte Foods International.

In 2001, the Group registered a 23% year-on-year drop in turnover, from US$22.2 million to US$17.1 million. This was due to a 32% decline in turnover of processed fruits, as a result of a 25% drop in sales volume and a 10% decline in average prices. However, the decline in turnover was partly offset by a 21% increase in beverage sales.

PBIT decreased by 76% in 2001 from US$4.9 million to US$1.2 million due to the lower turnover of processed fruits.


Del Monte
Quality
Fiesta
Fruit Cocktail


New!
Del Monte
Quality
Pre-seasoned • Ready-to-use
Pizza Sauce
HOT & SPICY


Del Monte

Left Twenty-four new products and line extensions, such as Del Monte Fiesta Fruit Cocktail with Passion Fruit Juice and Hot and Spicy Pizza Sauce, were introduced in Asia in 2001.

Right We began shipping tropical fruit in plastic cups in the last part of 2001 to our customer in Canada. Healthy and convenient, plastic cups are great for lunch boxes or as a nutritious snack.

Product Review

Processed Fruits

Processed fruits is our largest product category, accounting for 49% of total turnover in 2001. Processed fruits include pineapple solids (pineapple slices, chunks, tidbits, and crushed) and tropical mixed fruits.

Turnover of processed fruits declined by 9% from US$98.7 million in 2000 to US$89.8 million in 2001. This was because sales volume dropped by 6% and average prices by 5%. Average prices for traditional canned processed fruits in North America and Europe declined by 3% and 10%, respectively.

In North America, average prices were down marginally by 3%, partly reflecting the positive impact of higher-margin tropical mixed fruit in glass jars and plastic cups, which accounted for 7% of processed fruit net sales to North America.

PBIT of processed fruits decreased by 17% from US$25.9 million to US$21.6 million, due mainly to a decrease in pricing and sales volume. Despite this decline, processed fruits PBIT accounted for 62% of total PBIT, reflecting its significance to the Group's results.

Beverages

Accounting for 19% of 2001 turnover, the beverages category includes juices, juice drinks and juice concentrate. Beverage turnover rose 2% from US$33.4 million in 2000 to US$34.0 million in 2001, on the back of a 14% increase in sales volume across all markets and the debut of the Group's new product, premium grade fruit syrup, in North America. The Group also registered a 5% increase in sales volume of pineapple juice and juice drinks in Asia, which represented 68% of the total turnover for beverages. Average prices in North America and Europe declined by 9% and 1%, respectively. In Asia, pricing was down 8% due to the weak peso.

PBIT for beverages climbed 13% from US$3.7 million to US$4.2 million, primarily due to increased turnover and lower advertising and promotions expenses for this category.

Tomato and Other Processed Products

Turnover of tomato and other processed products category represented 21% of the Group's turnover in 2001. This category includes tomato sauces, ketchups, recipe sauces, pizza sauces, pasta, vinegar and beans.

Turnover remained flat at US$38.8 million in 2001. Though sales volume increased by 15%, this was offset by a 13% decline in average prices primarily reflecting the impact of the peso depreciation during the period. However, these factors were offset by an increase in sales volume driven by SUP products, which registered a 54% increase in sales year-on-year.

PBIT for tomato and other processed products decreased by 24% from US$8.9 million in 2000 to US$6.8 million in 2001 as a result of the peso depreciation and an increase in advertising and promotions expenditure.



TURNOVER BY PRODUCT

- 49% Processed Fruits
- 19% Beverages
- 21% Tomato & Others
- 11% Non-processed Products



PBIT BY PRODUCT

- 62% Processed Fruits
- 12% Beverages
- 19% Tomato & Others
- 7% Non-processed Products

Non-Processed Products

Representing 11% of the Group's total turnover in 2001, the non-processed products category includes fresh pineapples and cattle. The cattle operation is a non-core business and is used to dispose of pineapple pulp.

In 2001, turnover declined to US$19.8 million, a drop of 33% from US$29.4 million in 2000. This decline was due primarily to a 39% decrease in cattle turnover due to lower market demand and the weak peso.

PBIT for non-processed products, however, dropped only by 5% from US$2.4 million in 2000 to US$2.3 million in 2001 as the improvement in PBIT of fresh pineapples offset the reduction in cattle PBIT.

Operations Review

Del Monte Pacific owns one of the world's largest pineapple plantations and processing facilities, producing an estimated 20% of the world's processed pineapple in 2001. Like the Del Monte brand name, Del Monte Pacific's fully integrated operations are known for their heritage of quality.

The Group's pineapple canning facility and 18,000- hectare plantation are located in the southern part of the Philippines, outside the typhoon belt. We are proud of our fully integrated operations, and our people who effectively manage the entire supply chain from production to processing and distribution of our products.

In 2001, our operations celebrated 75 years in the Philippines. One of our key strengths is the world-class quality and long-term tenure of our employees. Senior management at Del Monte Pacific comprises a seasoned team with extensive management skills and international business experience. In 2001, our workforce numbered slightly over 5,800 employees.

Continued Gains in Productivity

Relentless in reaping the best value at the lowest cost, Del Monte Pacific achieved a number of productivity gains and operational efficiencies in 2001:

- The tonnes of pineapple harvested per net acre at our plantation increased by 3% compared to the prior year. Pineapple production was approximately 659,000 tonnes in 2001
- Pineapple recovery at the cannery increased by 13% compared to the previous year
- Costs per tonne decreased by 5% compared to the prior year.

Out of US$14.9 million total capital expenditure, US$12.3 million was invested in our canning facility to further enhance product quality, lower costs, improve customer service and allow us to migrate our product mix to higher-margin products.





Left We are working to migrate our product mix towards higher-margin products like tropical fruit in glass jars.

Right In 2001, Del Monte Pacific invested in a second production line to produce fruit in plastic cups.

To enhance product quality and lower costs, we installed new processing technology and equipment to produce premium pineapple juice, premium grade fruit syrup, and higher-quality crushed pineapple. Specifically:

- Our new single-stream juice system boosted production of premium grade, higher-value pineapple concentrate by 9%, while reducing energy and waste disposal costs
- Through the new juice processing technology, we are converting lower-grade juice material to premium grade fruit syrup. This end product can be used as a sugar substitute in our own products or sold to customers as a premium sweetener
- The new crushed pineapple production system has enhanced the quality of our crushed pineapple product, reducing energy costs by 60% and cutting pineapple waste by half.

To better cater to the varying requirements of our global customers, we installed a new packaging and labelling system offering greater flexibility in packaging formats, and boosting our labelling capacity by 30% in 2001.

To support our strategy to migrate our product mix towards higher-margin, value-added products, we invested in an additional line to pack mixed fruit in plastic cups. We also increased our capacity to produce mixed fruit products, by adding a new tropical fruit production line.

Kitchenomics Programme

Del Monte Pacific's key subsidiary, Del Monte Philippines, Inc, continued to enhance and improve its long-standing consumer loyalty programme, Kitchenomics. Introduced in 1984 in the Philippines, Kitchenomics was designed to generate loyal consumption of Del Monte products by providing cooking enthusiasts with relevant cooking and meal planning tips.

Since then, Kitchenomics has expanded to include a television cooking show, a consumer website (www.kitchenomics.com), a recipe e-mail club, Kitchen Companion newsletters, and Kitchenomics cookbooks.

2001 saw the first full-year implementation of the following enhancements to the Kitchenomics programme: a new television cooking show format; a new e-mail format for sending Del Monte recipes to members; and, a goodwill card programme, where members receive cards from Del Monte Philippines in celebration of their birthdays and Christmas.

Total membership in the Kitchenomics programme increased by 13% to 475,000 members in 2001.



Left Our new single-stream juice system boosts production of premium grade juice, while reducing energy and waste disposal costs.

Right We enhanced the Kitchenomics programme with a new email format for recipes. Overall membership for Kitchenomics increased by 13% in 2001.


Oriental Beef

Future Outlook

In 2002, we expect challenging economic, business and competitive conditions to persist. However, we believe that these factors can be offset through continued cost containment, growth in value-added, higher-margin products and firmer pricing we have seen emerging.

Overall, barring any unforeseen circumstances, we expect our net profit in 2002 to improve modestly over 2001.

Moving forward, we will continue to focus on our four-pronged strategy for growth:

1. Adding value by introducing higher-margin, value-added products, line extensions and innovative packaging formats
2. Improving customer service by introducing new packaging capabilities to meet global requirements with greater flexibility and better time-to-market.
3. Enhancing product quality while reducing material and operating costs
4. Growing existing markets and expanding into new ones by pursuing acquisitions, joint ventures, and/or strategic alliances that make sound business and financial sense.

By region, we plan to execute our strategy as follows:

Asia

- Enlarging our base business in the Philippines, specifically beverages and tomato sauces in SUPs
- Deepening market penetration of the larger, low-income market through the introduction of new products
- Expanding the food service business
- Enhancing customer service by implementing a new mobile sales office service
- Leveraging our popular Kitchenomics programme to raise consumer awareness, increase consumption and enhance consumer loyalty
- Working with Del Monte Asia to launch new products and line extensions for the Asia market (excluding the Philippines and the Indian sub-continent).

North America

- Continuing to migrate our product mix towards higher-margin, value-added products
- Enhancing our customer service
- Developing the market for value-added pineapple derivatives, such as premium grade fruit syrup.

Europe

- Working with Cirio Del Monte Foods International to introduce tropical fruit in plastic cups in Europe
- Migrating concentrate product mix to higher-value, premium concentrate
- Increasing customer service competitiveness by offering new products and creative packaging to meet the diverse demands of the European market.

New Markets

During the year in review, we intensified our evaluation of potential opportunities for strategic expansion. We considered several potential acquisition targets, none of which, however, met our criteria.

In 2002, we will press forward with our strategy to build new markets by looking for synergistic acquisitions, joint ventures and/or strategic alliances that make strategic, commercial and financial sense.

Caring for Our Environment

Del Monte Pacific is committed to doing its part to protect and preserve the environment for future generations.

We support efforts to produce environmentally-friendly products and packaging, encourage waste reduction, and promote responsible waste management and conservation of energy and water.

We work hard to communicate our environmental policy to employees. We also believe participation in conservation efforts is important so government bodies and the private business sector can develop long-term synergistic working partnerships to protect our environment.

The pineapple pulp waste disposal system is just one example of the Group's innovative conservation programmes. Initiated over 40 years ago, it was designed to take excess pineapple pulp and convert it to cattle feed, thereby reducing waste and costs.

Our state-of-the-art waste water treatment plant, built at our seaside cannery, helps protect coastal waters from pollution.

At the plantation, tree planting and water-protection programmes are promoted to encourage our staff and residents to conserve natural resources.

For its efforts, Del Monte Pacific has received recognition from the Philippine government and other organisations for its commitment to environmental conservation.

Caring for Our Communities

In an effort to serve the needs of families and communities in the Philippines, we founded the Del Monte Foundation, Inc in 1994 with the philosophy of helping communities to help themselves.

As a non-stock, non-profit organisation, the Foundation spearheads social outreach and community development projects geared towards family healthcare, education and skills training.

In 2001, more than 500 out-of-school youths, non-working mothers and heads of families graduated from the Foundation's technical skills training centres.

At these centres, which are based in the Philippines, families have received free training in professional driving, food processing, electrical maintenance and sewing, which we hope will help them augment family incomes and raise their quality of life.





Left In 2001, Del Monte Pacific produced an estimated 20% of the world's processed pineapple.

Right Our pineapple pulp waste disposal system helps protect our natural resources by reducing waste and converting pineapple pulp to cattle feed.

Corporate Section

Board of Directors

From left to right

1) Mr Tony Chew Leong-Chee, Chairman of the Board & Independent Director
Mr Tony Chew is Executive Chairman of Asia Resource Corporation Pte Ltd, which has diversified business interests in the Asian region. Amongst the corporate boards he serves on are CapitaLand Commercial Ltd and TDB Holdings Ltd. In Singapore, he plays an active role in promoting regional businesses, serving as Chairman of the Vietnam Business Club, Member of the Singapore Business Federation Pro-Tem Committee, and Member of the Entrepreneurship and Internationalisation Sub-Committee.

2) Mr Luis P Lorenzo, Jr Vice-Chairman
Mr Luis Lorenzo, Jr is Chairman of Del Monte Philippines, Inc and Chairman and Chief Executive Officer of Lapanday Foods Corporation, one of the largest producers of fresh fruit in Asia. Mr Lorenzo is also active in government affairs in the Philippines, having been recently appointed by Philippine President Gloria Macapagal Arroyo to serve as Presidential Adviser on Job Creation, and as Private Sector Representative for the Philippines to the World Trade Organisation and the APEC Business Advisory Council.

3) Mr Stefano Di Bella, Vice-Chairman
Mr Stefano Di Bella is Executive Vice-President of Operations of the new European food group, Cirio Del Monte NV. With Cirio since 1999, he is in charge of the integration process and the development of the new Cirio Del Monte entity. He has over 23 years experience in the food and beverage industry, having previously worked for Barilla Alimentare SpA, BSN Danone, and Procter & Gamble.

4) Mr Martin P Lorenzo, Joint Managing Director
Mr Martin Lorenzo is the Vice-Chairman, President and Chief Executive Officer of Macondray & Co. Inc, an investment holding company based in the Philippines. He is also the Chairman of the Board of St. Tropez Holdings Corporation, SunCable Holdings Corporation and Pancake House, Inc. He also holds directorships in several subsidiaries of Macondray.

5) Mr Thomas F Warner, Joint Managing Director
Mr Thomas Warner is Supply Chain and Operations Director for Cirio Del Monte Foods International, which has corporate offices in the United Kingdom. He has over 28 years experience with Del Monte companies worldwide, including experience in pineapple and tropical fruit, in the Philippines, Thailand and Kenya.

6) Mr Filippo Fucile, Director
(*not pictured)
Mr Filippo Fucile is Executive Vice-President of Cirio Del Monte NV. He is also Director and Chief Financial Officer of Cirio Finanziaria SpA, the holding company of the Cirio group of companies which includes: Lazio, a leading Italian soccer team; Cirio Del Monte NV; and Bombril, a market leader in detergent powder and liquid in Brazil. Prior to joining Cirio, he was an officer of the Bank of Italy.

7) Mr Jacques Fragis, Director
Mr Jacques Fragis is the Group Finance Director of Cirio Del Monte NV. He has worked for Del Monte for the past 16 years and has served on the board of Del Monte Pacific since 1999. He holds a Master of Business Administration degree and is a Fellow of the Chartered Institute of Management Accountants and an Associate of the Chartered Institute of Secretaries and Administrators.

8) Mr Richard W Blossom, Director
Mr Richard Blossom is the Managing Director of DMPL Management Services Pte Ltd in Singapore. He brings over 25 years experience in the food and beverage industry to Del Monte Pacific, having held the positions of President of Pepsi-Cola Asia Pacific, PepsiCo Foods Asia Pacific, Revlon Asia Pacific, and more recently, Chief Executive Officer of Dohler Asia.

9) Mr Michael Hwang, Independent Director
Mr Michael Hwang is a Senior Counsel of the Supreme Court of Singapore and practises as a litigation lawyer and arbitrator. A senior partner of the Singapore law firm, Allen & Gledhill, he heads the firm's litigation department. He is also a director of two other Singapore-listed companies, The Straits Trading Company and Econ International Ltd, and is Chairman of the Singapore Dance Theatre Ltd.

10) Mr Godfrey E Scotchbrook, Independent Director
Mr Godfrey Scotchbrook is the Chairman of Scotchbrook Associates International Limited. The company provides counsel on business development and corporate governance, and is a major shareholder of a leading financial printer based in Hong Kong.

11) Mr Patrick L Go, Director
Mr Patrick Go is the Chairman of the Executive Board for Paramount General Insurance Corporation. He was co-founder and former Managing Director of Next Century Partners, an investment management/ venture capital firm affiliated with Soros Fund Management.

Executive Officers

12) Mr Alejandro T Castillo President, Del Monte Philippines, Inc
Mr Alejandro Castillo is the President of Del Monte Philippines, Inc. He has served the Company in various key capacities since 1982, including Senior Vice-President and Managing Director for the Philippine Market and Regional Director for the Far East Markets. Previously, he worked for Procter & Gamble Philippines, Inc, Pepsi-Cola Bottling Company of the Philippines, and Warner-Lambert Philippines, Inc.

13) Mr Timothy L Chu Chief Financial Officer, Del Monte Pacific Limited
Mr Timothy Chu is the Chief Financial Officer of Del Monte Pacific Limited and Del Monte Philippines, Inc, where he is also Senior Vice-President. Previously, he was the Vice-President and General Manager for the Asia-Pacific division of Del Monte Fresh Produce International. He also worked for the Del Monte Corporation beginning in 1978, holding various senior management posts.

8) Mr Richard W Blossom Managing Director, DMPL Management Services Pte Ltd
(See above)

Board of Directors


1


2


3


4


5




8


9


10


11

NOT PICTURED: MR FILIPPO FUCILE

Executive Officers


12


13


8

Corporate Governance

Del Monte Pacific Limited is committed to effective corporate governance and supports the principles of openness, integrity and accountability advocated by the Singapore Exchange Securities Trading Limited (SGX-ST). The key aspects of our Group's corporate governance framework and practices are discussed below.

Board of Directors

Our Board of Directors is responsible for the overall policies of the Group and for providing direction for corporate actions.

Currently, our Board comprises three executive directors and eight non-executive directors, three of whom are independent directors. Our directors bring with them invaluable experience, extensive business networks and expertise in specialised fields. All directors are required to submit themselves for re-election after three years.

As a Board, the directors meet quarterly, or as often as required, to review and evaluate the Group's performance and address key policy matters. The Company's Articles of Association allow for telephonic and video-conference meetings to ensure meetings are held regularly with maximum participation of the directors. Board discussions on matters of policy, strategy and performance are critical, informed and constructive. The Board held four regular meetings during the year in review.

New director appointees were briefed by the company secretary on their obligations as directors, the rules to observe and comply with under the SGX Listing Manual, and, the Group's business and governance practices. All directors have access to the advice and services of the company secretary and management and may, in appropriate circumstances, seek independent professional advice concerning the affairs of the Company.

Management Reporting

There are comprehensive management reporting disciplines and structured financial approval authorities to govern implementation of agreed policies and decisions of the Board and the day-to-day management and administration of the operating units. For effective monitoring of the conduct of the business of the Group, management and financial information are provided to the Board on a quarterly basis. This information includes quarterly results, profit projections and forecasts for cash flow, working capital and borrowing levels, compared to approved budgets and the prior year. A strategic plan, which defines business development goals and overall business objectives, is prepared and updated periodically. The Group's annual budget is presented to and reviewed by the Board.

Audit Committee

The Audit Committee was expanded in 2001 to include five directors, all of whom are non-executive, and a majority of whom are independent, including the Chairman. Several members of the Committee have relevant accounting and financial management experience.

The Committee meets at least three times a year with Management and the internal and external auditors. The Committee is responsible for reviewing the activities of the Group's internal audit department and external auditors. It also reviews the effectiveness of the Group's internal control systems, the Group's accounting policies, the annual financial statements and the interim report, the audit plan of external auditors, the effectiveness of the internal audit function and all interested party transactions. The Committee held three meetings during the year in review.

In the opinion of the directors, the Group complies with the Best Practices Guide of the SGX on Audit Committees.

The following are members of the Audit Committee:

- Mr Michael Hwang – Chairman (Independent)
- Mr Tony Chew Leong-Chee (Independent)
- Mr Godfrey E Scotchbrook (Independent)
- Mr Luis P Lorenzo, Jr
- Mr Jacques Fragis.

ESOP Committee

The ESOP Committee comprises directors of the Group duly authorised and appointed by the Board to administer the ESOP Scheme. No member of the Committee participates in any deliberation or decisions relating to options granted or to be granted to him.

The Committee currently comprises the following members:
- Mr Tony Chew Leong-Chee
- Mr Stefano Di Bella
- Mr Martin P Lorenzo.

Securities Transactions

The Company has adopted a code of conduct on securities dealing patterned after the Best Practices Guide issued by the SGX-ST which provide that the Company, its directors and officers undertake not to deal in the Company's securities at anytime after a price sensitive development has occurred, or has been subject of a decision, until the price sensitive information has been publicly announced. In particular, the Company, its directors and officers will not deal in the Company's securities during the period of one month immediately preceding the announcement of the Company's interim (half-year) and annual (full-year) results.

Directors' Attendance at Board and Committee Meetings

		BOARD MEETINGS		AUDIT COMMITTEE MEETINGS	
Directors		No. of Meetings Held (1)	Attendance	No. of Meetings Held (1)	Attendance
Tony Chew Leong-Chee	(2)	4	4	2	2
Luis P Lorenzo, Jr		4	4	3	2
Stefano Di Bella		3	3		
Martin P Lorenzo		4	4		
Thomas F Warner		2	2		
Filippo Fucile		3	2		
Jacques Fragis	(2)	4	3	2	2
Richard W Blossom		4	4		
Michael Hwang		4	3	3	3
Godfrey E Scotchbrook		4	4	3	3
Patrick L Go		3	3		
Paul S Danowa	(3)	2	2		
Vicente S Pérez, Jr	(3)	1	0		
Vivian S Imerman	(3)	1	0		
Hymie R Levin	(3)	1	1		

(1) The number of meetings held during the period the director was a member of the Board and/or relevant committee in 2001.
(2) Appointed to the Audit Committee on 29 May 2001.
(3) Paul S Danowa – Joint Managing Director until 31 May 2001, Vicente S Pérez, Jr – Director until 18 April 2001, Vivian S Imerman – Director until 27 March 2001, Hymie R Levin – Director until 27 March 2001.

Directors' Remuneration

	GROUP					
	Executive Directors		Non-executive Directors		Total	
	2001	2000	2001	2000	2001	2000
S$500,000 and above	-	-	-	-	-	-
S$250,000 to S$499,999	2	-	-	-	2	-
S$0 to S$249,999	1	2	8	9	9	11
	3	2	8	9	11	11

Corporate Information

Board of Directors

Chairman of the Board
Mr Tony Chew Leong-Chee, Independent Director

Vice-Chairmen
Mr Luis P Lorenzo, Jr, Non-Executive Director
Mr Stefano Di Bella, Non-Executive Director

Joint Managing Directors
Mr Martin P Lorenzo, Executive Director
Mr Thomas F Warner, Executive Director

Directors
Mr Filippo Fucile, Non-Executive Director
Mr Jacques Fragis, Non-Executive Director
Mr Richard W Blossom, Executive Director
Mr Michael Hwang, Independent Director
Mr Godfrey E Scotchbrook, Independent Director
Mr Patrick L Go, Non-Executive Director

Executive Officers

Mr Alejandro T Castillo
President, Del Monte Philippines, Inc (DMPI)

Mr Timothy L Chu
Senior Vice-President, DMPI
Chief Financial Officer, DMPI and DMPL

Mr Richard W Blossom
Managing Director,
DMPL Management Services Pte Ltd

Company Secretary

Ms Yvonne Choo, Singapore Secretary
Torman Limited, BVI Secretary

Assistant Company Secretary

Ms Regina Simona B de Guzman

Investor Relations and Mailing Address

c/o DMPL Management Services Pte Ltd
78 Shenton Way #26-01
Singapore 079120
Tel: +65-6324 6822
Fax: +65-6221 9477
Email: invest@delmontepacific.com
Website: www.delmontepacific.com

Registered Office

Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

BVI Registrar and Share Transfer Office

HWR Services Limited
Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

Singapore Share Transfer Agent

Lim Associates Pte Ltd
10 Collyer Quay #19-08
Ocean Building
Singapore 049315

Independent Auditors

Arthur Andersen
Certified Public Accountants
10 Hoe Chiang Road #18-00
Keppel Towers
Singapore 089315
Audit Partner: Mr Ong Chew Chwee

Principal Bankers

Bank of America National Trust and Savings Association
Australia and New Zealand Banking Group Limited

American Depositary Receipt (ADR) Programme

ADR symbol PDMXY tradable in the over-the-counter (OTC) market in New York with The Bank of New York as the Depositary Bank

Listing & Trading Symbols

Listed on 2 August 1999 on the Singapore Exchange
Bloomberg: DELM SP
Reuters: DMPL.SI

Trademarks

Del Monte®, Del Monte Quality® and Shield in Colour are principal registered trademarks of the Group in the Philippines and Indian sub-continent territories. The Group's other trademarks include Today's®.

Financial Report

DIRECTORS' REPORT for the year ended 31 December 2001

(Amounts in United States dollars unless otherwise stated)

The directors are pleased to present their report to the members together with the audited financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries (the "Group") for the financial year ended 31 December 2001.

Directors

The directors of the Company in office at the date of this report are:

Tony Chew Leong-Chee	
Luis P. Lorenzo, Jr.	
Stefano Di Bella	(appointed on 28 March 2001)
Martin P. Lorenzo	
Thomas F. Warner	(appointed on 1 June 2001)
Filippo Fucile	(appointed on 28 March 2001)
Jacques Fragis	
Richard W. Blossom	
Michael Hwang	
Godfrey E. Scotchbrook	
Patrick L. Go	(appointed on 19 April 2001)

Principal Activities

The Company was incorporated in the British Virgin Islands on 27 May 1999 under the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands, as an international business company. On 2 August 1999, the Company was admitted to the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The registered office of the Company is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The principal activity of the Company is that of investment holding. Its subsidiaries are principally engaged in growing, processing, and selling canned and fresh pineapples, pineapple concentrate, tomato-based products, and certain other food products mainly under the brand names of "Del Monte" and "Today's".

The details of the Company's subsidiaries and their principal activities are set out in Note 6 to the financial statements.

There were no significant changes in the nature of these activities during the financial year.

Results for the Financial Year

	Group	Company
	$'000	$'000
Net profit for the year	29,507	13,704
Unappropriated profits, brought forward	98,996	696
Dividends, net	(13,907)	(13,907)
Unappropriated profits, carried forward	114,596	493

DIRECTORS' REPORT for the year ended 31 December 2001 (Continued)
(Amounts in United States dollars unless otherwise stated)

Transfers to or from Reserves or Provisions

Material transfers to (from) reserves during the financial year were as follows:

Share Premium

	Group	Company
	$'000	$'000
At beginning of year	82,990	83,129
Share buyback of 66,247,949 ordinary shares of $0.01 each	(17,175)	(17,175)
At end of year	65,815	65,954

Translation Reserves

	Group
	$'000
At beginning of year	(59,071)
Net adjustment during the year	(2,882)
At end of year	(61,953)

Apart from the above, and the transfer of undistributed profits for the financial year to reserves, there have been no other material transfers to or from reserves.

There were no material transfers to or from provisions during the financial year except for normal amounts set aside for such items as depreciation of fixed assets and provisions for stock obsolescence, doubtful debts and taxation as disclosed in the accompanying financial statements.

Acquisitions and Disposals of Subsidiaries

During the financial year, there were no acquisitions or disposals of subsidiaries.

Issue of Shares or Debentures

No shares or debentures were issued by any company in the Group during the financial year.

During the financial year, the Company bought back 66,247,949 ordinary shares of $0.01 each for cancellation pursuant to the share buyback programme approved by the shareholders on 22 November 2000. Accordingly, the issued and paid-up share capital of the Company was reduced from $11,378,771 comprising 1,137,877,143 ordinary shares of $0.01 each to $10,716,292 comprising 1,071,629,194 ordinary shares of $0.01 each. The total cost of the purchase was approximately $17,838,000.

DIRECTORS' REPORT for the year ended 31 December 2001 (Continued)

(Amounts in United States dollars unless otherwise stated)

Share Options

The Company has an Executive Stock Option Plan ("ESOP Scheme") which is administered by a committee comprising the following members:

Tony Chew Leong-Chee
Stefano Di Bella (appointed on 29 May 2001)
Martin P. Lorenzo

Details of the options to subscribe for ordinary shares of $0.01 each of the Company ("Share") granted to certain controlling shareholders and their associates, directors, officers and senior managers of the Group pursuant to the ESOP Scheme are as follows:

Date of grant	Description	As at 1 January 2001 or date of grant, if later	Options lapsed	Options exercised	As at 31 December 2001	No. of holders	Exercise price[1]	Exercise period
30.7.1999	IPO Options[2]	9,988,501	3,164,321	–	6,824,180	34	$0.504	30.7.2000 – 29.7.2009
2.3.2001	Market Price Options[3]	14,050,000	1,650,000	–	12,400,000	42	S$0.490	2.3.2003 – 1.3.2011

[1] On 20 December 1999, the SGX-ST approved the conversion of the quotation of the Company's shares to Singapore dollars (S$) from US dollars ($).

[2] Pursuant to the ESOP Scheme, the Company granted 11,428,571 Initial Public Offering Options ("IPO Options") in July 1999 to certain controlling shareholders and their associates, directors, officers and senior managers of the Group. Each IPO Option entitles its holder to subscribe to one Share at the IPO Price of $0.63, less a 20% discount, or $0.504.

The IPO Options are exercisable based on the following terms:

Option exercise period	Terms
From 30 July 2000 to 29 July 2001	(i) Up to 30 percent of IPO Options granted
From 30 July 2001 to 29 July 2002	(ii) Up to 60 percent of IPO Options granted including (i) above
From 30 July 2002 to 29 July 2009	(iii) 100 percent of IPO Options granted

Details of IPO Options held by the controlling shareholders and their associates are as follows:

Controlling shareholders and their associates	As at date of grant	As at 1 January 2001	As at 31 December 2001
Luis P. Lorenzo, Jr.	378,000	378,000	378,000
Martin P. Lorenzo	1,269,841	1,269,841	1,269,841
Regina L. H-Davila	190,477	190,477	190,477
Marco P. Lorenzo	175,502	175,502	175,502
Tomas P. Lorenzo	–	–	–

(Amounts in United States dollars unless otherwise stated)

(3) During the financial year, pursuant to the ESOP Scheme, the Company granted 14,050,000 options, which are exercisable based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option without any discount ("Market Price Options"), to directors, officers and senior managers of the Group, none of whom are controlling shareholders and their associates. Each Market Price Option entitles its holder to subscribe for one Share at S$0.490.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 2 March 2003 to 1 March 2004	(i) Up to 60 percent of Market Price Options granted
From 2 March 2004 to 1 March 2011	(ii) 100 percent of Market Price Options granted

No holder of the options under the ESOP Scheme has received 5% or more of the options granted. Except for options granted to certain directors of the Company, no parent group employee has been granted any options.

Apart from the above, no other options to take up unissued shares were granted during the financial year and as at the date of this report.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, other than pursuant to the Company's ESOP Scheme.

Directors' Interest in Shares or Debentures

According to the Register of Directors' Shareholdings, the interests of the directors holding office at the date of this report in the share capital and debentures of the Company and related corporations were as follows:

	Shares in the Company of $0.01 par value each					
	Held by director as at			Other shareholdings in which the director is deemed to have an interest as at		
	1 January 2001 or date of appointment, if later	31 December 2001	21 January 2002	1 January 2001 or date of appointment, if later	31 December 2001	21 January 2002
Tony Chew Leong-Chee	396,000	396,000	396,000	3,050,000	25,100,600	25,100,600
Luis P. Lorenzo, Jr.	396,000	396,000	396,000	350,974,797	271,004,162	223,404,162
Stefano Di Bella	–	–	–	–	–	–
Martin P. Lorenzo	4,063,800	4,063,800	4,063,800	350,974,797	271,004,162	223,404,162
Thomas F. Warner	–	–	–	–	–	–
Filippo Fucile	–	–	–	–	–	–
Jacques Fragis	396,000	396,000	396,000	–	–	–
Richard W. Blossom	1,526,000	2,026,000	2,026,000	–	–	–
Michael Hwang	396,000	396,000	396,000	–	–	–
Godfrey E. Scotchbrook	–	–	–	–	–	–
Patrick L. Go	–	–	–	–	–	–

DIRECTORS' REPORT for the year ended 31 December 2001 (Continued)

(Amounts in United States dollars unless otherwise stated)

Directors' Interest in Shares or Debentures (Continued)

	IPO Options held by directors to subscribe for the following number of ordinary shares under the ESOP Scheme (Note 1)		
	As at 1 January 2001 or date of appointment, if later	As at 31 December 2001	As at 21 January 2002
Tony Chew Leong-Chee	378,000	378,000	378,000
Luis P. Lorenzo, Jr.	378,000	378,000	378,000
Stefano Di Bella	–	–	–
Martin P. Lorenzo	1,269,841	1,269,841	1,269,841
Thomas F. Warner	–	–	–
Filippo Fucile	–	–	–
Jacques Fragis	377,998	377,998	377,998
Richard W. Blossom	377,998	377,998	377,998
Michael Hwang	377,998	377,998	377,998
Godfrey E. Scotchbrook	–	–	–
Patrick L. Go	–	–	–

Note 1: Each IPO Option entitles its holder to subscribe for one ordinary share in the Company at $0.504 and is exercisable from 30 July 2000 to 29 July 2009 (both dates inclusive), subject to the terms set out in the ESOP Scheme.

	Market Price Options held by directors to subscribe for the following number of ordinary shares under the ESOP Scheme (Note 2)		
	As at 2 March 2001 or date of appointment, if later	As at 31 December 2001	As at 21 January 2002
Tony Chew Leong-Chee	700,000	700,000	700,000
Luis P. Lorenzo, Jr.	–	–	–
Stefano Di Bella	–	–	–
Martin P. Lorenzo	–	–	–
Thomas F. Warner	–	–	–
Filippo Fucile	–	–	–
Jacques Fragis	500,000	500,000	500,000
Richard W. Blossom	850,000	850,000	850,000
Michael Hwang	600,000	600,000	600,000
Godfrey E. Scotchbrook	600,000	600,000	600,000
Patrick L. Go	–	–	–

Note 2: Each Market Price Option entitles its holder to subscribe for one ordinary share in the Company at S$0.49 and is exercisable from 2 March 2003 to 1 March 2011 (both dates inclusive), subject to the terms set out in the ESOP Scheme.

Directors' Contractual Benefits

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed as directors' remuneration and related party transactions in the accompanying financial statements and except for emoluments, if any, received from related corporations) by reason of a contract made by the Company or a related corporation with the director or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

Dividends

Since the end of the previous financial year, the Company has paid a first and final dividend of 1.25 cents per share, less tax at Nil%, totalling $13,907,252 in respect of the previous period as declared in the directors' report of that period. On 22 February 2002, the directors declared a first and final dividend of 1.38 cents per share, less tax at Nil%, amounting to $14,788,483, in respect of the year ended 31 December 2001.

Bad and Doubtful Debts

Before the financial statements were prepared, the directors took reasonable steps to ascertain that proper action had been taken in relation to writing off bad debts and providing for doubtful debts of the Company, and satisfied themselves that no debts of the Company need to be written off as bad and that adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would require any debts in the group of companies to be written off as bad or render the amount of provision for doubtful debts in the consolidated financial statements inadequate to any substantial extent.

Current Assets

Before the financial statements were prepared, the directors took reasonable steps to ascertain that any current assets of the Company which were unlikely to realise their book values in the ordinary course of business had been written down to their estimated realisable values or that adequate provision had been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances which would render the value attributed to current assets in the consolidated financial statements misleading.

Charges on Assets and Contingent Liabilities

At the date of this report, no charge on the assets of the Company or any corporation in the Group which secures the liabilities of any other person has arisen since the end of the financial year and no contingent liability of the Company or any corporations in the Group has arisen since the end of the financial year, other than as disclosed in the accompanying financial statements.

Ability to Meet Obligations

No contingent or other liability of the Company or any corporation in the Group has become enforceable, or is likely to become enforceable, within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Company and of the Group to meet their obligations as and when they fall due.

DIRECTORS' REPORT for the year ended 31 December 2001 (Continued)

(Amounts in United States dollars unless otherwise stated)

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the consolidated financial statements which would render any amount stated in the financial statements of the Company and consolidated financial statements misleading.

Unusual Items

In the opinion of the directors, the results of the operations of the Company and of the Group for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

Unusual Items after the Financial Year

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report, which would affect substantially the results of the operations of the Company and of the Group for the financial year in which this report is made, other than as disclosed in Note 31 to the financial statements.

Audit Committee

The members of the Audit Committee are:

Michael Hwang	(Chairman and independent, non-executive director)
Tony Chew Leong-Chee	(Independent, non-executive director; appointed on 29 May 2001)
Godfrey E. Scotchbrook	(Independent, non-executive director)
Luis P. Lorenzo, Jr.	(Non-executive director)
Jacques Fragis	(Non-executive director; appointed on 29 May 2001)

The Audit Committee carried out its functions in compliance with the Best Practices Guide for Audit Committees issued by the SGX-ST. In performing these functions, the Audit Committee inter alia reviewed:

(a) the audit plan of the Company's auditors and their evaluation of the system of internal accounting controls arising from their audit;

(b) the scope and results of internal audit procedures;

(c) related party transactions; and

(d) the financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 December 2001 before their submission to the Board of Directors and the auditors' report on those financial statements.

The Audit Committee held three meetings during the financial year.

The Audit Committee has recommended Arthur Andersen for re-appointment by shareholders as auditors at the next Annual General Meeting of the Company.

DIRECTORS' REPORT for the year ended 31 December 2001 (Continued)

(Amounts in United States dollars unless otherwise stated)

Interested Person Transactions

The aggregate value of interested person transactions conducted pursuant to the shareholders' mandate obtained in accordance with Chapter 9A of the SGX-ST Listing Manual were as follows:

	Group	
	2001 $'000	2000 $'000
Income		
Sales to Cirio Del Monte group of companies	**17,172**	22,391
Sales to Macondray group of companies	**3,407**	4,526
Interest income from Cirio Del Monte group of companies	**169**	80
Interest income from Macondray group of companies	**215**	–
	20,963	26,997
Expenses		
Purchases from Cirio Del Monte group of companies	**1,492**	4,150
Purchases from Macondray group of companies	**1,393**	1,606
Brokerage fees to RHB-Cathay	**17**	–
	2,902	5,756

Auditors

Arthur Andersen have expressed their willingness to accept re-appointment as auditors of the Company.

Other Information Required by the SGX-ST

No material contracts to which the Company or any subsidiary is a party and which involve directors' interests subsisted at the end of the financial year, or have been entered into since the end of the previous financial year except as disclosed in the accompanying financial statements.

On behalf of the Board of Directors

MARTIN P. LORENZO
Joint Managing Director

THOMAS F. WARNER
Joint Managing Director

26 March 2002

STATEMENT BY DIRECTORS for the year ended 31 December 2001

In the opinion of the directors of Del Monte Pacific Limited, the financial statements set out on pages 40 to 73 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001, and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the year then ended, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors

MARTIN P. LORENZO
Joint Managing Director

THOMAS F. WARNER
Joint Managing Director

26 March 2002

AUDITORS' REPORT TO THE MEMBERS OF DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands)

We have audited the financial statements of Del Monte Pacific Limited (the "Company") and the consolidated financial statements of the Company and its subsidiaries (the "Group") as of 31 December 2001 set out on pages 40 to 73. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements of the Company and consolidated financial statements of the Group give a true and fair view of the financial position of the Company and of the Group as of 31 December 2001 and of the results of the operations of the Company and of the Group and the cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Arthur Andersen
Certified Public Accountants

Singapore
26 March 2002

BALANCE SHEETS as at 31 December 2001

(Amounts in United States dollars)

	Note	Group		Company	
		2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Share capital and reserves					
Share capital	3	**10,716**	11,379	**10,716**	11,379
Share premium	4	**65,815**	82,990	**65,954**	83,129
Translation reserves		**(61,953)**	(59,071)	**–**	–
Revenue reserves		**114,596**	98,996	**493**	696
		129,174	134,294	**77,163**	95,204
Fixed assets	5	**43,824**	33,811	**–**	–
Subsidiaries	6	**–**	–	**10,149**	10,149
Intangible assets	7	**9,922**	10,224	**–**	–
Other assets	8	**3,358**	2,860	**–**	–
Current assets					
Inventories	9	**43,720**	39,804	**–**	–
Deferred growing crops		**30,563**	28,296	**–**	–
Trade debtors	10	**15,216**	12,937	**–**	–
Other debtors, deposits and prepayments	11	**7,547**	9,776	**178**	903
Due from subsidiaries (non-trade)	12	**–**	–	**92,627**	82,934
Due from affiliated companies (trade)		**6,227**	10,188	**–**	–
Due from shareholder companies (non-trade)	12	**456**	456	**456**	456
Short-term deposits		**23,043**	45,991	**–**	6,854
Cash and bank balances		**1,122**	1,643	**5**	227
		127,894	149,091	**93,266**	91,374
Less:					
Current liabilities					
Trade creditors		**8,136**	8,817	**–**	–
Other creditors and accruals	13	**24,971**	27,863	**840**	625
Due to subsidiaries (non-trade)	12	**–**	–	**25,412**	5,694
Due to an affiliated company (trade)		**1**	1,616	**–**	–
Due to an affiliated company (non-trade)	12	**–**	28	**–**	–
Short-term borrowings (unsecured)	15	**7,072**	7,798	**–**	–
Provision for taxation		**726**	1,734	**–**	–
		40,906	47,856	**26,252**	6,319
Net current assets		**86,988**	101,235	**67,014**	85,055
Less:					
Non-current liabilities					
Due to an affiliated company (non-trade)	16	**7,060**	6,798	**–**	–
Deferred taxation	22	**7,858**	7,038	**–**	–
		129,174	134,294	**77,163**	95,204

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF PROFIT AND LOSS for the year ended 31 December 2001

(Amounts in United States dollars)

	Note	Group		Company	
		2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Turnover	17	**182,303**	200,372	**16,500**	2,000
Cost of sales		**(127,854)**	(140,491)	**–**	–
Gross profit		**54,449**	59,881	**16,500**	2,000
Distribution and selling expenses		**(12,261)**	(13,872)	**–**	–
General and administration expenses		**(3,378)**	(3,840)	**(1,513)**	(1,599)
Other operating expenses	18	**(5,684)**	(3,524)	**(1,510)**	(145)
Profit from operations	20	**33,126**	38,645	**13,477**	256
Financial income	21 (a)	**1,754**	2,399	**227**	416
Financial expenses	21 (b)	**(1,782)**	(714)	**–**	–
Profit before tax		**33,098**	40,330	**13,704**	672
Tax	22	**(3,591)**	(5,543)	**–**	–
Net profit for the year		**29,507**	34,787	**13,704**	672
Earnings per share (cents)					
– basic	24	**2.73**	3.04		
– diluted	24	**2.73**	3.04		

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY for the year ended 31 December 2001

(Amounts in United States dollars)

The Group	Notes	Share capital $'000	Share premium $'000	Translation reserves $'000	Revenue reserves $'000	Total $'000
As at 1 January 2000		11,429	84,188	(42,381)	70,038	123,274
Currency translation differences		–	–	(16,690)	–	(16,690)
Share buyback	3, 4	(50)	(1,198)	–	–	(1,248)
Net gains and losses not recognised in statement of profit and loss		(50)	(1,198)	(16,690)	–	(17,938)
Net profit for the year		–	–	–	34,787	34,787
Dividends	23	–	–	–	(5,829)	(5,829)
As at 31 December 2000		11,379	82,990	(59,071)	98,996	134,294
As at 1 January 2001		11,379	82,990	(59,071)	98,996	134,294
Currency translation differences		–	–	(2,882)	–	(2,882)
Share buyback	3, 4	(663)	(17,175)	–	–	(17,838)
Net gains and losses not recognised in statement of profit and loss		(663)	(17,175)	(2,882)	–	(20,720)
Net profit for the year		–	–	–	29,507	29,507
Dividends	23	–	–	–	(13,907)	(13,907)
As at 31 December 2001		10,716	65,815	(61,953)	114,596	129,174

The Company	Notes	Share capital $'000	Share premium $'000	Translation reserves $'000	Revenue reserves $'000	Total $'000
As at 1 January 2000		11,429	84,327	–	5,853	101,609
Share buyback	3, 4	(50)	(1,198)	–	–	(1,248)
Net gains and losses not recognised in statement of profit and loss		(50)	(1,198)	–	–	(1,248)
Net profit for the year		–	–	–	672	672
Dividends	23	–	–	–	(5,829)	(5,829)
As at 31 December 2000		11,379	83,129	–	696	95,204
As at 1 January 2001		11,379	83,129	–	696	95,204
Share buyback	3, 4	(663)	(17,175)	–	–	(17,838)
Net gains and losses not recognised in statement of profit and loss		(663)	(17,175)	–	–	(17,838)
Net profit for the year		–	–	–	13,704	13,704
Dividends	23	–	–	–	(13,907)	(13,907)
As at 31 December 2001		10,716	65,954	–	493	77,163

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended 31 December 2001

(Amounts in United States dollars)

	2001 $'000	2000 $'000
Cash flows from operating activities		
Net profit for the year	29,507	34,787
Adjustments for:		
Depreciation and amortisation	4,025	3,665
Provision for stock obsolescence	125	120
Provision for doubtful debts	337	401
Provision for deferred tax	1,051	1,142
Gain on disposal of fixed assets	(42)	(108)
Write-back of provision for doubtful debts	(237)	–
Profit from operations before working capital changes	34,766	40,007
Decrease (increase) in:		
Other assets	(498)	(85)
Inventories	(3,804)	2,866
Deferred growing crops	(2,267)	4,534
Accounts receivable	(691)	2,702
Prepayments and other current assets	633	(3,790)
Due from/to affiliated companies	2,580	(8,799)
Increase (decrease) in:		
Accounts payable and accrued liabilities	(3,573)	(2,438)
Provision for taxation	(1,008)	982
Net cash generated from operating activities	26,138	35,979
Cash flows from investing activities		
Proceeds from disposal of fixed assets	170	171
Purchase of fixed assets	(14,940)	(11,080)
Net cash used in investing activities	(14,770)	(10,909)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended 31 December 2001 (Continued)

(Amounts in United States dollars)

	2001 $'000	2000 $'000
Cash flows from financing activities		
Repayments of short-term borrowings	(726)	(14,130)
Dividends paid	(13,907)	(5,829)
Share buyback	(17,838)	(1,248)
Net cash used in financing activities	(32,471)	(21,207)
Effect of exchange rate changes on cash and cash equivalents	(2,366)	(12,903)
Net decrease in cash and cash equivalents	(23,469)	(9,040)
Cash and cash equivalents, beginning of year	47,634	56,674
Cash and cash equivalents, end of year	24,165	47,634

Supplemental disclosures of cash flow information

		2001 $'000	2000 $'000
(a)	*Cash paid (received) during the year, included in operating activities*		
	Interest expenses	1,600	307
	Interest income	(978)	(2,190)
	Income taxes	3,434	3,041
(b)	Analysis of the balances of cash and cash equivalents		
	Cash and bank balances	1,122	1,643
	Short-term deposits	23,043	45,991
		24,165	47,634

The accompanying notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001
(Amounts in United States dollars unless otherwise stated)

These notes are an integral part of and should be read in conjunction with the accompanying financial statements.

1. GENERAL

The financial statements of the Company and the consolidated financial statements of the Group for the year ended 31 December 2001 were authorised for issue in accordance with a resolution of the directors dated 26 March 2002.

The Company was incorporated in the British Virgin Islands on 27 May 1999 under the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands, as an international business company. On 2 August 1999, the Company was admitted to the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The registered office of the Company is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The principal activity of the Company is that of investment holding. Its subsidiaries are principally engaged in growing, processing, and selling canned and fresh pineapples, pineapple concentrate, tomato-based products, and certain other food products mainly under the brand names of "Del Monte" and "Today's".

The details of the Company's subsidiaries and their principal activities are set out in Note 6.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements, which are expressed in United States dollars ("US dollars"), have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board and under the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the financial year. All intercompany balances and any unrealised profit and loss on intercompany transactions have been eliminated on consolidation.

The formation of the Group in 1999 has been accounted for as a reorganisation of companies under common control using merger accounting. The consolidated financial statements therefore reflect the combined financial statements of all companies that form the Group as if they were a consolidated group for all periods presented. The assets and liabilities of Del Monte Pacific Resources Limited and its subsidiaries contributed to the Company have been reflected at predecessor cost in these consolidated financial statements.

In translating the financial statements of foreign subsidiaries in the preparation of the consolidated financial statements, all the assets and liabilities of those subsidiaries with reporting currencies other than US dollars are translated into US dollars at the rates of exchange in effect at the balance sheet date, and all their income and expense items are translated into US dollars at the average exchange rates during the year. The resulting cumulative translation differences are dealt with as movements in reserves.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be measured reliably.

Revenue from sale of goods is recognised when goods are delivered and title has passed to customers.

Dividend income is recognised when the shareholder's right to receive payment is established. Interest income is accrued on a time proportion basis that reflects the effective yield on the assets.

Fixed assets

Fixed assets are stated at cost net of depreciation and any impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is calculated on a straight-line basis at annual rates estimated to write off the cost of each asset over its expected useful life. The expected useful lives of fixed assets are as follows:

	Years
Land improvements	15 – 45
Building and leasehold improvements	3 – 45
Machinery and equipment	3 – 15
Dairy and breeding herd	3.5 – 6

Land improvements, comprising expenditures on infrastructure improvements including building of roads and irrigation system, etc., are depreciated over their expected useful lives or, where shorter, the lease term of the related land.

Leasehold improvements are depreciated over their expected useful lives or, where shorter, the terms of the lease.

The useful life and depreciation method are revised periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of fixed assets.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the profit and loss account.

Interest costs on borrowings to finance the construction of plant and properties are capitalised, during the period of time that is required to complete the construction project, as part of the cost of the fixed assets.

Construction-in-progress

Construction-in-progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs (plus borrowing costs which include interest charges attributable to borrowings used to finance these projects during the construction period and exchange difference arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs).

No provision for depreciation is charged on construction-in-progress until such time as the relevant assets are completed and put into operational use.

Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or controls the composition of the board of directors.

Affiliated companies

An affiliated company is a company, not being a subsidiary or an associated company, in which one or more of the shareholders and/or directors of the Company have a significant equity interest or can exercise significant influence over its operating and financial policies and decisions.

Intangible assets

Intangible assets are recognised if it is probable that future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably.

Intangible assets relate to trademarks which are stated at acquisition cost or net present value of future cash payments of the acquisition cost at the date of the acquisition and are amortised on a straight-line basis over the expected future economic life of 40 years. These trademarks give the Group the exclusive perpetual right to use the trademarks in the specified territories. Management considers that there are market opportunities for the Group in the geographical regions covered by these trademarks and it is expected that a significant amount of revenue will be generated from the use of these trademarks for at least 40 years.

Research and development costs

Research costs are charged to the profit and loss account as incurred. Development costs of a project are recognised as an asset when all the capitalisation criteria are met. Other development costs are charged to the profit and loss account when incurred.

Impairment of assets

Fixed assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the profit and loss account for items of fixed assets and intangible assets carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Reversal of an impairment loss recognised in prior years is recorded when there is an indication that the impairment loss recognised for an asset no longer exists or has decreased and is recorded in the profit and loss account.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

Inventories

Inventories are carried at the lower of cost and net realisable value, after provision for obsolete items.

Cost of finished goods and livestock is based on the weighted average method and cost of production materials and storeroom items is based on the weighted moving average method. Cost of processed inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, where appropriate, and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the year in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the year in which the reversal occurs.

Provisions

A provision is recognised when and only when, there is a present obligation (legal or constructive) as a result of a past event, and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Operating leases

Leases of assets, where substantially all the rewards and risks of ownership are effectively retained by the leasing company, are accounted for as operating leases. Rental payments under operating leases are recognised as an expense in the profit and loss account on a straight-line basis over the term.

Income tax

Income tax expense is determined on the basis of tax effect accounting, using the liability method, and is applied to all temporary differences at the balance sheet date between the carrying amounts of assets and liabilities and the amounts used for tax purposes.

Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax liabilities are not provided on undistributed earnings of foreign subsidiaries to the extent the earnings are intended to remain indefinitely invested in those entities. A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Deferred acquisition costs

Deferred acquisition costs relate to costs which are directly attributed to a particular acquisition of investment being considered by the Group. Such deferred acquisition costs would be capitalised as part of cost of investment upon the consummation of the related acquisition. Other general administrative costs, including the cost of maintaining an acquisition department, are recognised as expense as incurred.

Deferred acquisition costs are written off to the profit and loss account when, in the opinion of the directors, the consummation of such acquisition is deemed remote.

Financial instruments

As of the end of the financial year, the Company's and Group's financial instruments mainly consisted of cash and cash equivalents, receivables, payables, short-term borrowings and long-term debt. The carrying amounts of the Company's and Group's cash and cash equivalents approximate their fair values because of the short maturity of those instruments.

Financial instruments are classified as liabilities or equity in accordance with the substance of contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the assets and settle the liability simultaneously.

Payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received. Trade payables are normally settled on 30 to 45-day terms.

The carrying amounts of the short-term borrowings and long-term debt approximate their fair values based on borrowing rates currently available for short-term borrowings and long-term debt with similar terms and maturity. Where the effect of time value of money is material, the liabilities are the present values of the expenditures expected to be required to settle the obligation.

Receivables are carried at anticipated realisable value after provision for doubtful accounts. An estimated provision for doubtful debt is made when collection of the amount is no longer probable. Bad debts are written off to the profit and loss account as incurred. Trade receivables generally have 20 to 75-day terms.

Trade receivables which are factored out to financial institutions without recourse to the Group are treated as being fully settled. The corresponding payments from the financial institutions are recorded as cash receipts from customers and no liability is recognised.

Trade receivables which are factored out to financial institutions with recourse to the Group are not treated as being settled. The corresponding payments from the financial institutions are recorded as cash receipts from these institutions and corresponding bank borrowings are recognised.

Reserves

Capital reserve, comprising share premium, is created from the difference arising from the issue of ordinary shares of the Company at an issue price higher than the par value of the shares.

Translation reserve is intended for reflection of translation differences arising on consolidation of financial statements of foreign entities.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

Foreign currencies

The Company and its subsidiaries maintain their books and records in their respective measurement currencies.

Transactions in foreign currencies other than the measurement currencies during the year are translated at the exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies other than the measurement currencies are translated at rates of exchange in effect at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

The Group uses forward exchange contracts to manage its foreign exchange exposure on forecasted imports, forecasted exports, and existing foreign currency denominated payables and receivables. On inception, the Group Treasury identifies certain forward exchange contracts as either (a) a hedge of the fair value of an asset or a liability (fair value hedge), or (b) a hedge of the exposure to variability in cash flows attributable to an asset or a liability or a forecasted transaction (cash flow hedge).

The Group's criteria for hedge accounting treatment include the following: (1) the hedging transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (2) the effectiveness of the hedge can be reliably measured, (3) there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, the forecasted transaction that is subject of the hedges must be highly probable.

(a) Fair value hedge

Derivatives classified as fair value hedges are carried at fair value with the corresponding change in fair value recognised in the profit and loss account. The carrying amount of the hedged asset or liability is also adjusted for changes in fair value attributable to the hedged risk and the gain or loss associated with that measurement is also recognised in the profit and loss account.

When the hedge ceases to be highly effective, hedge accounting is discontinued.

(b) Cash flow hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash flow hedge are recognised directly in the Translation Reserve Account (TRA) in shareholders' equity. The ineffective portion is immediately recognised in the profit or loss account.

If the hedged cash flow results in the recognition of an asset or a liability, all gains and losses previously recognised directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognised in equity are transferred from TRA to the profit or loss account in the same period or periods during which the hedged firm commitment or forecasted transaction affects the profit and loss account.

When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the profit and loss account.

Forward exchange contracts that are not designated as either fair value or cash flow hedges are classified as held-for-trading and carried at fair value, with changes in fair value included in the profit and loss account.

Deferred growing crops

Deferred growing crops are stated at cost. Expenditures on growing crops include land preparation expenses and other direct expenses incurred during the cultivation period of the primary and ratoon crops. These expenditures on growing crops are deferred and taken into the inventory account based on the estimated total yield during the estimated growth cycle of three years.

Retirement plan

A subsidiary, Del Monte Philippines, Inc., operates a defined benefit plan, the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by the subsidiary, taking into account the recommendations of independent qualified actuaries. The subsidiary also has a contributory provident plan covering participating employees.

The subsidiary uses the attained age actuarial cost method to account for the retirement plan obligations. The use of the attained age actuarial cost method is allowed under generally accepted accounting principles of the Philippines, under which the subsidiary reports its statutory financial statements. For purposes of Group financial statements, adjustments have been made to the retirement plan obligations, where necessary, using the projected credit method to comply with International Accounting Standard 19 (revised 2000) Employee Benefits. Under the projected unit credit method, the cost of providing this pension is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every two years. The pension obligation is measured as the present value of the estimated future cash flows using an interest rate of 14% per annum. All actuarial gains and losses are spread forward and taken to the profit and loss account over the average remaining service lives of employees.

The subsidiary's contributions to the contribution provident plan are charged to the profit and loss account in the year to which they relate.

Share buyback

Shares purchased in connection with the share buyback programme approved by the Company's shareholders, may only be funded out of surplus available for dividend or distribution, including share premium account. In addition, such shares bought back must be cancelled and are recognised as a change in equity.

Employee stock option plan

The Company has an Executive Stock Option Plan for the granting of non-transferable options to purchase the Company's shares. Compensation cost is not recognised in the Company's and the Group's financial statements for the fair value or the intrinsic value of the share options issued.

Cash and cash equivalents

Cash represents cash on hand and deposits with any banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

Adoption of New Accounting Standard: IAS 39, Financial Instruments: Recognition and Measurement
Effective 1 January 2001, the Group and the Company adopted IAS No. 39, "Financial Instruments: Recognition and Measurement". IAS 39 establishes the accounting and reporting standards for recognising, measuring, and disclosing information about a company's financial assets and financial liabilities, including accounting for derivative instruments (freestanding and embedded). The Standard requires a financial asset or financial liability to be recognised initially at cost including related transaction costs. Subsequent to initial recognition, the company should measure financial assets at their fair values, except for loans and receivables originated by the company and held-to-maturity investments which are measured at cost or amortised cost using the effective interest rate method. Financial liabilities are subsequently measured at amortised cost, except for liabilities held-for-trading and derivatives which are subsequently measured at fair value.

IAS 39 also requires that every derivative instrument (including certain embedded derivatives) be recorded in the balance sheet as either an asset or a liability measured at its fair value. Subsequent changes in the derivatives' fair value should be recognised currently in earnings unless specific hedges allow a derivative's gains or losses to either offset related results on the hedged item in the profit and loss account or deferred in the shareholders' equity as a cumulative translation adjustment. A company must formally document, designate, and assess the effectiveness of transactions that received hedge accounting treatment.

As at 31 December 2001, the Group and Company has no significant outstanding derivative transaction.

3. SHARE CAPITAL

	2001 $'000	2000 $'000
Authorised		
– 2,000,000,000 (2000: 2,000,000,000) ordinary shares of $0.01 each	**20,000**	20,000
Issued and fully paid		
– 1,071,629,194 (2000: 1,137,877,143) ordinary shares of $0.01 each	**10,716**	11,379

During the financial year, the Company bought back 66,247,949 (2000: 4,980,000) ordinary shares of $0.01 each for cancellation pursuant to the share buyback programme approved by the shareholders on 22 November 2000. Accordingly, the issued and paid-up share capital of the Company was reduced from $11,378,771 (2000: $11,428,571) comprising 1,137,877,143 (2000: 1,142,857,143) ordinary shares of $0.01 each to $10,716,292 (2000: $11,378,771) comprising 1,071,629,194 (2000: 1,137,877,143) ordinary shares of $0.01 each. The total cost for the purchase was approximately $17,838,000 (2000: $1,248,000).

Outstanding options

As at 31 December 2001, the outstanding options to subscribe for the Company's ordinary shares of $0.01 each are as follows:

Date of grant	Description	As at 1 January 2001 or date of grant, if later	Options lapsed	Options exercised	As at 31 December 2001	No. of holders	Exercise price[1]	Exercise period
30.7.1999	IPO Options[2]	9,988,501	3,164,321	–	6,824,180	34	$0.504	30.7.2000 – 29.7.2009
2.3.2001	Market Price Options[3]	14,050,000	1,650,000	–	12,400,000	42	S$0.490	2.3.2003 – 1.3.2011

(1) On 20 December 1999, the SGX-ST approved the conversion of the quotation of the Company's shares to Singapore dollars (S$) from US dollars ($).

(2) Pursuant to an Executive Stock Option Plan ("ESOP Scheme"), the Company granted 11,428,571 Initial Public Offering Options ("IPO Options") in July 1999 to certain controlling shareholders and their associates, directors, officers and senior managers of the Group. These are exercisable based on the following terms:

Option exercise period	Terms
From 30 July 2000 to 29 July 2001	(i) Up to 30 percent of IPO Options granted
From 30 July 2001 to 29 July 2002	(ii) Up to 60 percent of IPO Options granted including (i) above
From 30 July 2002 to 29 July 2009	(iii) 100 percent of IPO Options granted

(3) During the financial year, pursuant to the ESOP Scheme, the Company granted 14,050,000 options, which are exercisable based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the options without any discount ("Market Price Options"), to directors, officers and senior managers of the Group. These are exercisable based on the following terms:

Option exercise period	Terms
From 2 March 2003 to 1 March 2004	(i) Up to 60 percent of Market Price Options
From 2 March 2004 to 1 March 2011	(ii) 100 percent of Market Price Options

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

Outstanding options (Continued)

The Group and the Company have not recognised any expenses in the financial statements relating to the equity compensation plans in accordance with the Group's accounting policy. Had the Group and the Company adopted the policy of recognising the compensation expenses and the related share premium, a total of approximately $1,440,000 (being the difference of the IPO price of $0.63 and the exercise price of the IPO Options of $0.504 on the total of 11,428,571 IPO Options granted) would be recognised in the respective financial year, as follows:

Financial year ended/ending	Amount ($'000)
31 December 2000	432
31 December 2001	432
31 December 2002	576
	1,440

There is no compensation expenses relating to Market Price Options granted as these are granted at market price.

4. SHARE PREMIUM

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
At beginning of year	**82,990**	84,188	**83,129**	84,327
Share buyback of 66,247,949 (2000: 4,980,000) ordinary shares of $0.01 each (Note 3)	**(17,175)**	(1,198)	**(17,175)**	(1,198)
At end of year	**65,815**	82,990	**65,954**	83,129

5. FIXED ASSETS

Group	Land improvements	Building and leasehold improvements	Machinery and equipment	Dairy and breeding herd	Construction-in-progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Cost						
As at 1.1.2001	**1,888**	**6,673**	**48,917**	**604**	**6,863**	**64,945**
Additions	**213**	**253**	**2,983**	**–**	**11,491**	**14,940**
Disposals	**(10)**	**(211)**	**(3,467)**	**(61)**	**–**	**(3,749)**
Transfer of assets to another asset category	**–**	**–**	**6,032**	**–**	**(6,032)**	**–**
Currency realignment	**(35)**	**(242)**	**(1,895)**	**(20)**	**(232)**	**(2,424)**
As at 31.12.2001	**2,056**	**6,473**	**52,570**	**523**	**12,090**	**73,712**

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

Group	Land improvements	Building and leasehold improvements	Machinery and equipment	Dairy and breeding herd	Construction-in-progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Accumulated depreciation						
As at 1.1.2001	**396**	**3,066**	**27,441**	**231**	**–**	**31,134**
Charge for the year	**38**	**235**	**3,382**	**68**	**–**	**3,723**
Disposals	**(8)**	**(201)**	**(3,364)**	**(48)**	**–**	**(3,621)**
Currency realignment	**(17)**	**(137)**	**(1,183)**	**(11)**	**–**	**(1,348)**
As at 31.12.2001	**409**	**2,963**	**26,276**	**240**	**–**	**29,888**
Charge for 2000	30	188	3,052	92	–	3,362
Net book value						
As at 31.12.2001	**1,647**	**3,510**	**26,294**	**283**	**12,090**	**43,824**
As at 31.12.2000	1,492	3,607	21,476	373	6,863	33,811

Interest cost capitalised for the year amounted to approximately $700,000 (2000: $198,000).

6. SUBSIDIARIES

	2001 $'000	2000 $'000
Unquoted equity shares, at cost	**10,149**	10,149

The Company and the Group had the following subsidiaries as at 31 December 2001:

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group		Cost of investment by the Company	
			2001 %	2000 %	**2001 $'000**	2000 $'000
Held by the Company						
Del Monte Pacific Resources Limited ("DMPRL") (i)	Investment holding	British Virgin Islands	**100**	100	**10,139**	10,139
GTL Limited ("GTL") (i)	Trading of food products sold mainly under the brand name "Del Monte"	Federal Territory of Labuan, Malaysia	**100**	100	**10**	10
DMPL Management Services Pte Ltd ("DMS")	Provide administrative support and liaison services to the Group	Singapore	**100**	100	(ii)	(ii)
					10,149	10,149

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

6. SUBSIDIARIES (Continued)

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group	
			2001 %	2000 %
Held by DMPRL				
Central American Resources Inc. ("CARI") (i)	Investment holding and trading of food products mainly under the brand name "Del Monte"	Panama	**100**	100
Held by CARI				
Del Monte Philippines, Inc. ("DMPI") (iii)	Growing, processing and distribution of food products mainly under the brand names "Del Monte" and "Today's"	The Philippines	**100**	100
Dewey Limited ("Dewey") (i)	Holding the "Del Monte" trademark in the Philippines	Bermuda	**100**	100
Pacific Brands Philippines, Inc. ("PBPI") (iii)	Dormant	State of Delaware, USA	**100**	100
Hordaland Company Limited ("Hordaland") (i)	Dormant	Hong Kong	**100**	100

(i) Not required to be audited by law in its country of incorporation
(ii) Cost of investment of $1 (2000: $1)
(iii) Audited by associate firms of Arthur Andersen, Singapore

7. INTANGIBLE ASSETS

	Group	
	2001 $'000	2000 $'000
Cost	**12,115**	12,115
Less accumulated amortisation	**(2,193)**	(1,891)
	9,922	10,224

Movements in accumulated amortisation during the financial year were as follows:

At beginning of year	**1,891**	1,588
Amortisation during the year	**302**	303
At end of year	**2,193**	1,891

In November 1996, a subsidiary, DMPRL, entered into a sub-license agreement with an affiliated company to acquire the exclusive right to use the "Del Monte" trademark in the Indian Sub-continent territories in connection with the production, manufacture, sale and distribution of food products and with the right to grant sub-licenses to others ("Indian Sub-continent trademark").

Under the terms of the agreement, the total consideration of $10 million would be payable by DMPRL to the affiliated company for the right to use the trademark. The first sum of $1 million was paid during 1996 and the remaining $9 million will be payable by instalments. Each instalment will equal to forty percent of "Net Income" which is determined on the basis specified in the agreement but the balance of the $9 million has to be paid in any event no later than 30 November 2006. The licensed trademarks were recorded at the net present value of the estimated future cash payments to be made as at 31 December 1996. The difference between the cash price equivalent of the intangible asset and the total payment is capitalised and has been offset against the payable to the affiliated company. In arriving at the net present value of the future cash payments, a discount rate which approximates the cost of funds to the Company has been used. The approximate net carrying amount and the remaining amortisation period of the Indian Sub-continent trademark as at 31 December 2001 are $6,641,000 and 35 years (2000: $6,831,000 and 36 years), respectively.

In addition, a subsidiary, Dewey, owns the "Del Monte" and "Today's" trademarks for use in connection with processed foods in the Philippines ("Philippine trademarks"). The approximate net carrying amount and the remaining amortisation period of the Philippine trademarks as at 31 December 2001 are $3,281,000 and 29 years (2000: $3,393,000 and 30 years), respectively.

These trademarks give the Group the exclusive perpetual right to use the trademarks in the specified countries. It is expected that a significant amount of revenue will be generated from the use of these trademarks for at least 40 years.

8. OTHER ASSETS

	Group	
	2001 **$'000**	2000 $'000
Purchase and utility deposits	**29**	28
Advance to growers	**2,319**	2,069
Others	**1,010**	763
	3,358	2,860

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

9. INVENTORIES

	Group	
	2001 $'000	2000 $'000
Raw materials and packaging supplies, at cost	**27,399**	26,078
Finished goods and livestock, at cost	**16,844**	14,361
	44,243	40,439
Less provision for stock obsolescence	**(523)**	(635)
	43,720	39,804

Movements in provision for stock obsolescence during the financial year were as follows:

At beginning of year	**635**	1,347
Provision for the year	**125**	120
Write-off against provision	**(206)**	(581)
Currency realignment	**(31)**	(251)
At end of year	**523**	635

Raw materials and finished goods carried at net realisable value were approximately $27,132,000 and $16,588,000 (2000: $25,888,000 and $13,916,000), respectively.

10. TRADE DEBTORS

	Group	
	2001 $'000	2000 $'000
Trade debtors	**16,452**	14,165
Less provision for doubtful debts	**(1,236)**	(1,228)
	15,216	12,937

Movements in provision for doubtful debts during the financial year were as follows:

At beginning of year	**1,228**	1,117
Provision for the year	**337**	401
Write-back of provision	**(237)**	–
Write-off against provision	**(55)**	(50)
Currency realignment	**(37)**	(240)
At end of year	**1,236**	1,228

Included in trade debtors are receivables discounted to financial institutions with recourse amounting to approximately $Nil (2000: $1,701,000).

11. OTHER DEBTORS, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Other debtors	**3,545**	5,168	–	22
Deposits	**521**	494	–	–
Prepayments	**3,303**	3,231	–	–
Deferred acquisition costs	**178**	883	**178**	881
	7,547	9,776	**178**	903

Deferred acquisition costs relate to costs which are directly attributed to potential acquisition of investments which are being considered by the Group.

12. DUE FROM/TO SUBSIDIARIES/SHAREHOLDER/AFFILIATED COMPANIES (NON-TRADE)

These balances are unsecured, non-interest bearing and expected to be repayable on demand within the next twelve months.

13. OTHER CREDITORS AND ACCRUALS

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Other creditors	**807**	1,585	**6**	5
Accrued operating expenses	**16,715**	20,412	**834**	620
Accrued payroll expenses	**4,663**	3,316	–	–
Customer deposits	**2,786**	2,550	–	–
	24,971	27,863	**840**	625

Included in the accrued payroll expenses of the Group are retirement benefit obligations of approximately $78,000 (2000: $76,000) (Note 14).

14. RETIREMENT BENEFIT OBLIGATIONS

A subsidiary, DMPI, has a defined benefit retirement plan covering substantially all of its officers and regular full-time employees. The benefits are based on a percentage of the latest monthly salary and credited years of service. Total pension contributions charged to the consolidated profit and loss accounts amounted to about PHP50.0 million or $980,000 for the year (2000: PHP46.8 million or $1,046,000). DMPI's annual contribution to the pension plan consists of payments covering the current service cost for the year plus payments towards funding the actuarial accrued liability, if any.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

14. RETIREMENT BENEFIT OBLIGATIONS (Continued)

Amount recognised in the balance sheet:

	Group	
	2001 $'000	2000 $'000
Present value of funded obligations	**19,482**	19,837
Fair value of plan assets	**(19,404)**	(19,761)
Net liability recorded under accrued payroll expenses (Note 13)	**78**	76

The pension plan assets include the buildings occupied by the subsidiary under a long-term lease with a fair value of approximately $5,554,000 (2000: $4,566,000).

The amount recognised in the statements of profit and loss is as follows:

	Group	
	2001 $'000	2000 $'000
Current service cost	**1,069**	1,073
Interest cost	**2,596**	3,063
Expected return on plan assets	**(2,685)**	(3,090)
Total included in staff costs (Note 19)	**980**	1,046

The actual return on plan assets was $2,260,000 (2000: $1,590,000).

Movement in the liability recognised in accrued payroll expenses:

	Group	
	2001 $'000	2000 $'000
At beginning of year	**76**	85
Exchange differences	**(16)**	(26)
Total expense as above	**980**	1,046
Contributions paid	**(962)**	(1,029)
At end of year	**78**	76

The principal actuarial assumptions used for accounting purposes were:

	Group	
	2001 % per annum	2000 % per annum
Discount rate	**14**	14
Expected return on plan assets	**12**	14
Future salary increases	**10**	12

15. SHORT-TERM BORROWINGS (UNSECURED)

The amounts are unsecured, bearing weighted average effective interest rates at 5.0% to 11.3% (2000: 6.0% to 18.0%) per annum and mature within the next financial year.

The interest rate exposure of the borrowings of the Group was as follows:

	Group	
	2001 $'000	2000 $'000
Total borrowings at floating rates	**7,072**	7,798

16. DUE TO AN AFFILIATED COMPANY (NON-TRADE)

The balance is unsecured, non-interest bearing and is repayable based on the terms as disclosed in Note 7.

17. TURNOVER

Turnover of the Company comprises dividend income from its investment in subsidiaries.

Turnover of the Group comprises gross invoiced sales, net of discounts and returns, and is recognised when goods are delivered and title has passed to customers. Intra-group transactions have been excluded from Group turnover.

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Sale of goods	**182,303**	200,372	**–**	–
Dividend income from unquoted investment in subsidiaries	**–**	–	**16,500**	2,000
	182,303	200,372	**16,500**	2,000

18. OTHER OPERATING EXPENSES

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Management incentive benefit (Note 25)	**1,884**	1,909	**–**	–
Amortisation of trademarks	**302**	303	**–**	–
Remanufacturing costs	**666**	930	**–**	–
Write-off of inventories	**592**	321	**–**	–
Write-off of deferred acquisition costs	**1,282**	–	**1,282**	–
Others	**958**	61	**228**	145
	5,684	3,524	**1,510**	145

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

19. STAFF COSTS

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Wages and salaries (Note (a) below)	25,457	26,149	588	530
Social security costs	971	1,000	–	–
Pension costs – provident fund	298	279	–	–
Pension costs – defined benefit plan (Note 14)	980	1,046	–	–
Management incentive benefit (Note 25)	1,884	1,909	–	–
Production profit share (Note (b) below)	154	147	–	–
	29,744	30,530	588	530
Number of persons employed on a full-time basis at end of the year	5,833	5,793	–	–

(a) Include directors' fees and remuneration of the Group and Company of approximately $788,000 and $588,000 (2000: $530,000 and $530,000), respectively.

(b) In compliance with the Philippine Comprehensive Agrarian Reform Law ("CARL") under Executive Order No. 229 and Republic Act No. 6657, a substantial portion of the land previously leased in the Philippines by DMPI from the National Development Company ("NDC") was submitted for land distribution to the Department of Agrarian Reform ("DAR") and subsequently awarded to beneficiaries who formed a cooperative.

On 21 February 1989, DMPI and the beneficiaries' cooperative entered into a lease agreement on the said land at a certain fee for a period of 25 years starting 1 March 1989. DMPI used the land and paid rentals based on the lease agreement pending formal ratification of such agreement by DAR. On 11 January 1991, DAR ratified the amendment in the existing lease agreement, which reduced the lease period to 10 years and increased the annual fee effective from 12 December 1988. On 11 January 1997, DMPI and the beneficiaries' cooperative entered into a new lease agreement extending the lease period for another 25 years starting 11 January 1999.

The remaining land leased from NDC devoted to non-agricultural activities is not submitted for land distribution and continues to be subject to a long term lease extending until 2032.

Privately owned lands are covered by existing lease agreements which are continually being renewed. For certain private lands that exceeded the allowable retention limits, the law requires compulsory acquisition and distribution to qualified beneficiaries. The continuation of these lease agreements is dependent on the terms and conditions to be agreed upon by the parties involved.

Pursuant to the requirements of the CARL, the Company granted its qualified employees who are regular farmworkers and technical farmworkers a share in the production profits realised from the operation of leased private agricultural land under deferred coverage of the CARL in accordance with the sharing scheme approved by the DAR.

The Company has accrued for the estimated amount of production profit share of approximately $154,000 (2000: $147,000) that the Company believes is in full compliance with the implementing guidelines of the law.

20. PROFIT FROM OPERATIONS

This is determined after charging (crediting) the following:

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Auditors' remuneration				
– payable to the auditors of the Company	**110**	101	**97**	89
– payable to other auditors	**80**	87	**–**	–
Non-audit fees				
– payable to the auditors of the Company	**–**	84	**–**	84
– payable to other auditors	**144**	21	**124**	–
Depreciation of fixed assets	**3,723**	3,362	**–**	–
Provision for doubtful trade debts	**337**	401	**–**	–
Provision for stock obsolescence	**125**	120	**–**	–
Research and development expenditure	**49**	22	**–**	–
Operating lease rentals	**4,590**	4,445	**–**	–
Gain on disposal of fixed assets	**(42)**	(108)	**–**	–
Write-back of provision for doubtful trade debts	**(237)**	–	**–**	–

21. FINANCIAL INCOME (EXPENSES)

(a) Financial income

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Interest income from:				
– bank deposits	**973**	2,040	**227**	416
– affiliated companies	**384**	80	**–**	–
Foreign exchange gains, net	**397**	279	**–**	–
	1,754	2,399	**227**	416

(b) Financial expenses

	Group		Company	
Interest expenses on:				
– bills payable	**(768)**	(289)	**–**	–
– factoring	**(671)**	(184)	**–**	–
– others	**(343)**	(241)	**–**	–
	(1,782)	(714)	**–**	–

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

22. TAX

(a) Group income tax has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. Details of provision for Group foreign income tax are as follows:

	Group	
	2001 $'000	2000 $'000
Current tax		
– current year	**2,540**	4,401
Deferred tax		
– current year	**1,051**	1,142
	3,591	5,543

The Company

There is no tax expense for the Company as the income of the Company is exempt from all provisions of the British Virgin Islands Income Tax Act.

The Group

The effective income tax rate of the Group for the year was 10.8% (2000: 13.7%). The reconciliation between tax and profit before tax multiplied by the applicable tax rate is as follows:

	Group	
	2001 $'000	2000 $'000
Profit before tax	**33,098**	40,330
Taxation on profit at the weighted average of the applicable tax rates of 32% (2000: 32%) (see (b) below)	**3,586**	6,034
Tax effect of change in tax rate in previous year from 33% to 32%	**–**	(63)
Tax effect of interest income that was taxable at 20% & 7.5% (2000: 20% & 7.5%)	**(2)**	(57)
Translation adjustment	**1**	(456)
Others	**6**	85
	3,591	5,543

(b) The weighted average tax rate of 32% (2000: 32%) has been calculated using the tax rates applicable in the jurisdictions where the companies in the Group operate. The major jurisdiction in which the Group operates is the Philippines where the current tax rate is 32% (2000: 32%) and the profit before tax for the financial year ended 31 December 2001 is approximately $11,207,000 (2000: $18,856,000). The other companies in the Group operate in jurisdictions where they are not subject to tax due to the nature and structure of their operations. The difference between the effective income tax rate for 2001 compared to the weighted average tax rate of 32% is primarily attributable to the difference in mix of income attributable to these jurisdictions.

(c) The tax impact of temporary differences between the basis of assets and liabilities for financial reporting and taxation purposes that gives rise to deferred tax assets or liabilities are analysed as follows:

Group	At beginning of year $'000	Charged/ (credited) to profit and loss $'000	Exchange difference $'000	At end of year $'000
Deferred income tax liabilities				
Accelerated depreciation allowance	2,586	516	(85)	3,017
Deferred growing crops	4,994	556	(164)	5,386
	7,580	1,072	(249)	8,403
Deferred income tax assets				
Provisions	582	(2)	(20)	560
Foreign exchange differences	(40)	23	2	(15)
	542	21	(18)	545
Net deferred tax liability	7,038	1,051	(231)	7,858

(d) The total amount of potential income tax consequences that would arise from the payment of dividends to the shareholders of the Company, resulting from a withholding tax of 15% on the total revenue reserves as at 31 December 2001 of a subsidiary based in the Philippines, is approximately $12,204,000 (2000: $11,060,000).

23. DIVIDENDS

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
First and final dividend paid in respect of the previous financial year of 1.25 cents per share (2000: 0.51 cents) less tax at Nil%	13,907	5,829	13,907	5,829

Subsequent to the financial year, the directors declared a first and final dividend of 1.38 cents per share, less tax at Nil%, amounting to $14,788,483 in respect of the financial year ended 31 December 2001.

24. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit for the year by the weighted average number of ordinary shares in issue during the year.

	2001	2000
Net profit for the year ($'000)	**29,507**	34,787
Weighted average number of ordinary shares in issue ('000)	**1,080,925**	1,142,442
Basic earnings per share (in cents)	**2.73**	3.04

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares which are the share options granted to employees.

In the diluted earnings per shares in relation to the share options, a calculation is done to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares for the financial year) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the 'unpurchased' shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. For the share options calculation, no adjustment is made to net profit.

	2001	2000
Net profit for the year, representing amount used to determine diluted earnings per share ($'000)	**29,507**	34,787
Weighted average number of ordinary shares in issue ('000)	**1,080,925**	1,142,442
Adjustments for share options ('000)	**–**	–
Weighted average number of ordinary shares for diluted earnings per share ('000)	**1,080,925**	1,142,442
Diluted earnings per share (in cents)	**2.73**	3.04

25. SIGNIFICANT RELATED PARTY TRANSACTIONS

The majority shareholders of the Company are Del Monte Holdings Limited (formerly known as Juliet Holdings S.A.) and MCI, Inc. (both incorporated in the British Virgin Islands). Del Monte Holdings Limited is an indirect wholly-owned subsidiary of Cirio Del Monte NV. (incorporated in the Netherlands). MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. (incorporated in the Philippines).

The Group and the Company had significant transactions with related parties in terms agreed between the parties as follows:

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Income				
Sales to Cirio Del Monte group of companies	**17,172**	22,391	**–**	–
Sales to Macondray group of companies	**3,407**	4,526	**–**	–
Interest income from Cirio Del Monte group of companies	**169**	80	**–**	–
Interest income from Macondray group of companies	**215**	–	**–**	–
Expenses				
Purchases from Cirio Del Monte group of companies	**1,492**	4,150	**–**	–
Purchases from Macondray group of companies	**1,393**	1,606	**–**	–
Management fees to a subsidiary, DMS	**–**	–	**203**	153
Brokerage fees to RHB-Cathay	**17**	–	**–**	–

The transactions with related companies are carried out under commercial terms and conditions. Pricing for the sales of products are market driven, less certain allowances, with prices for certain incremental volumes subject to a price floor mechanism intended to cover product costs. For purchases, the Group's policy is to solicit for competitive quotations. Bids from any related party is evaluated on arm's length commercial terms and subject to bidding against third party interested suppliers. Purchases are awarded based on the lowest price quote.

Post employment benefits to management personnel and employees

Certain management personnel of the Group and directors of the Company are entitled to post employment benefits as defined under a subsidiary's defined benefit plan. The retirement plan covers substantially all of the subsidiary's officers and regular full-time employees. The benefits are based on a percentage of the latest monthly salary and credited years of service (Note 14).

Shares issued and share options granted to directors

Pursuant to the Company's Initial Public Offering ("IPO") in 1999, Reserved Shares amounting to an aggregate of 19,829,000 ordinary shares of par value $0.01 each were issued to the then directors at the IPO price of $0.63 each. As at 31 December 2001, the directors of the Company holding office at the date of the directors' report held an aggregate of 7,673,800 (2000: 15,752,800) ordinary shares of par value $0.01 each.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

Shares issued and share options granted to directors (Continued)

Pursuant to an Executive Stock Option Plan, the Company granted 5,941,668 IPO Options to the then directors of the Company in 1999, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2001, the outstanding number of IPO Options granted to the directors of the Company holding office at the date of the directors' report was 3,159,835 (2000: 5,563,670).

In addition, on 2 March 2001, the Company granted 4,750,000 Market Share Options to the then directors of the Company, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2001, the outstanding number of Market Price Options granted to the directors of the Company holding office at the date of the directors' report was 3,250,000 (2000: Nil).

Management incentive plan

The Group has a management incentive plan which covers its managerial and executive personnel. This is a three-year plan wherein concerned personnel have to meet certain levels of performance during the three-year period to be entitled to bonuses, which will be paid only at the end of the three-year period. Each year, DMPI accrues for estimated liability for bonuses based on the current year performance.

During the year, an amount of approximately $1,884,000 (2000: $1,909,000) was charged to the statement of profit and loss in respect of the three-year (2000 – 2002) plan (Note 19).

Supply contracts

The Group has a long-term supply contract for pineapple products with Cirio Del Monte International, Inc., (formerly known as Del Monte International, Inc.) a member of the Cirio Del Monte group of companies, which had been in effect since 1990. Under this agreement, canned pineapples and juice, mixed tropical fruits and pineapple concentrate are supplied by the Group for distribution in European, African and Middle Eastern markets. Pricing in this contract is market driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs (Note 27(c)).

26. CONTINGENCIES

(a) The Group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the Group.

(b) As at 31 December 2001, the Group had outstanding letters of credit amounting to approximately $1.6 million (2000: $3.1 million).

(c) A subsidiary, DMPI has issued a corporate guarantee in favour of a bank for granting bank facilities totalling approximately $6 million to another subsidiary, GTL.

As at 31 December 2001, GTL has not utilised the said bank facilities.

27. COMMITMENTS

(a) Operating lease commitments

Based on the existing agreements, the future minimum rental commitments as at 31 December 2001 for all non-cancellable long-term leases of real property, offices, equipment and grower agreements (including the estimated rental on lands previously owned by NDC and submitted for land distribution in compliance with the CARL) are as follows:

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Within one year	**3,719**	2,975	–	–
Between one to five years	**12,219**	9,362	–	–
More than five years	**32,553**	35,190	–	–
	48,491	47,527	–	–

Included in the above were commitments denominated in Philippine peso of PHP2,455 million (2000: PHP2,364 million).

Most of the above leases contain renewable options. Some of the leases contain escalation clauses but do not provide for contingent rents. Lease terms do not contain any restrictions on Group activities concerning dividends, additional debts or further leasing.

(b) Future capital expenditure

	Group		Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Capital expenditure not provided for in the financial statements				
– commitments in respect of contracts made	**1,314**	1,616	–	–
– uncommitted amounts approved by directors	**8,616**	12,484	–	–
	9,930	14,100	–	–

(c) Supply contracts

The Group has entered into long-term international supply contracts with six distributors in the normal course of business. Five of these distributors have exclusive rights to the Del Monte trademarks in their respective market territory or product category. The supply contracts with these parties are generally terminable by giving the other prior written notice of between 18 to 36 months (from certain pre-agreed dates onwards) or based on agreed expiry terms of the contracts, subject to options to renew the agreements and other terms and conditions as stated in each agreement with the respective distributor. Pricing of the sales of products under the supply contracts are generally market driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs.

(d) Forward foreign exchange contracts

A subsidiary has entered into forward exchange contracts with certain banks to hedge against foreign currency exposures. As of 31 December 2001, there is no outstanding short-term forward exchange contracts (2000: outstanding short-term forward contract to purchase US dollars and sell Philippine pesos (PHP), amounted to $11 million for hedge against currency fluctuations for future capital expenditure).

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

28. FINANCIAL INSTRUMENTS

Aggregate banking facilities for trade financing (including letters of credit and bills purchase lines) and receivables factoring as at 31 December 2001 were $129.1 million, of which $17.0 million had been utilised (2000: $141.9 million of which $19.1 million had been utilised).

Financial risk management objectives and policies

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and approves policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group obtains additional financing through bank borrowings and leasing arrangements. The Group's policy is to obtain the most favourable interest rate available without increasing its foreign currency exposure.

Surplus funds are placed with reputable banks.

Information on Group's interest rate exposure is also disclosed in the Notes on the Group's borrowings.

Liquidity risk

Short-term funding is obtained from short-term bank loan facilities.

Foreign exchange currency risk

The Group uses forward exchange contracts to manage its foreign exchange exposure on forecasted imports, forecasted exports and existing foreign currency denominated payables and receivables.

Credit risk

The Group sells its products through major distributors in various geographical regions. Credit risk exposure to the Group lies in the outstanding trade receivables recorded in the balance sheet as at year end.

Apart from the above, the Company and the Group have no significant concentration of credit risk with any single counterparty or group counterparties.

Fair values

The carrying amounts of the following financial assets and financial liabilities approximate to their fair value: cash and bank balances, fixed deposits, trade debtors and creditors, other debtors and creditors and short-term borrowings.

Fair value of the amount due to an affiliated company (non-trade) included under non-current liabilities in the balance sheet is approximately $6,656,000 (2000: $6,187,000). The fair value has been determined by discounting the relevant cash flows using current interest rate for similar instrument at the balance sheet date.

29. GROUP SEGMENTAL REPORTING

Primary reporting format – business segments

Year ended 31 December 2001	Processed Fruits	Beverages	Tomato and Other Processed Products	Non-processed Products	Consolidated
	$'000	$'000	$'000	$'000	$'000
Turnover	89,777	33,993	38,779	19,754	182,303
Profit from operations, representing segment result	20,658	3,938	6,301	2,229	33,126
Financial income	945	249	474	86	1,754
Profit before interest expense and tax	21,603	4,187	6,775	2,315	34,880
Financial expenses					(1,782)
Profit before tax					33,098
Tax					(3,591)
Net profit for the year					29,507
Segment assets	81,372	41,314	27,501	10,646	160,833
Unallocated assets					24,165
Consolidated total assets					184,998
Segment liabilities	16,376	8,110	14,141	1,541	40,168
Unallocated liabilities					15,656
Consolidated total liabilities					55,824
Capital expenditure	9,132	5,621	60	127	14,940
Depreciation	2,197	1,269	57	200	3,723
Amortisation	120	64	80	38	302
Non-cash expenses (net) other than depreciation and amortisation	658	316	64	196	1,234

NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2001 (Continued)

29. GROUP SEGMENTAL REPORTING (Continued)

Primary reporting format – business segments

Year ended 31 December 2000	Processed Fruits	Beverages	Tomato and Other Processed Products	Non-processed Products	Consolidated
	$'000	$'000	$'000	$'000	$'000
Turnover	98,673	33,436	38,830	29,433	200,372
Profit from operations, representing segment result	24,689	3,349	8,317	2,290	38,645
Financial income	1,260	368	627	144	2,399
Profit before interest expense and tax	25,949	3,717	8,944	2,434	41,044
Financial expenses					(714)
Profit before tax					40,330
Tax					(5,543)
Net profit for the year					34,787
Segment assets	85,884	36,033	17,784	8,651	148,352
Unallocated assets					47,634
Consolidated total assets					195,986
Segment liabilities	26,003	12,142	5,502	1,475	45,122
Unallocated liabilities					16,570
Consolidated total liabilities					61,692
Capital expenditure	6,433	3,715	550	382	11,080
Depreciation	1,985	1,145	8	224	3,362
Amortisation	149	53	47	54	303
Non-cash expenses (net) other than depreciation and amortisation	916	438	89	112	1,555

The Group sells its products on a worldwide basis. Its main business is the manufacture and sale of processed and fresh fruit products, which are broken down into four product segments. The product segments are processed fruits, beverages, tomato and other processed and non-processed products. Each segment primarily consists of the following product variety: (1) Processed fruits: pineapple solids and tropical mixed fruits; (2) Beverages: pineapple juice, juice drinks and pineapple concentrate; and (3) Tomato and other processed products: tomato-based products, pasta, vinegar and others; and (4) Non-processed products: cattle and fresh pineapples.

Segment assets consist primarily of operating assets such as fixed assets, other assets, inventories, trade and other debtors and other current assets. Unallocated assets comprise short-term deposits and cash and bank balances. Segment liabilities comprise operating liabilities. Unallocated liabilities comprise short-term borrowings, provision for taxation and deferred taxation. Capital expenditure comprises additions to fixed assets and intangible assets.

Secondary reporting format – geographical segments
The Group's three business segments are managed on a worldwide basis through three main geographical areas, namely, Asia, North America and Europe.

	Turnover		Total assets		Capital expenditure	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000	**2001 $'000**	2000 $'000
Asia	**122,837**	135,038	**184,998**	195,986	**14,940**	11,080
North America	**42,374**	43,159	**–**	–	**–**	–
Europe	**17,092**	22,175	**–**	–	**–**	–
Total	**182,303**	200,372	**184,998**	195,986	**14,940**	11,080

Segmentation of revenue is based on the country in which the customer is located. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

30. DIRECTORS' REMUNERATION

Number of directors of the Company in the various remuneration bands are as follows:

	Group					
	Executive Directors		Non-executive Directors		Total	
	2001	2000	**2001**	2000	**2001**	2000
S$500,000 and above	**–**	–	**–**	–	**–**	–
S$250,000 to S$499,999	**2**	–	**–**	–	**2**	–
S$0 to S$249,999	**1**	2	**8**	9	**9**	11
	3	2	**8**	9	**11**	11

31. SUBSEQUENT EVENTS

Subsequent to the end of the financial year, the Company's shareholders approved certain modifications to the Company's Executive Stock Option Plan (ESOP) which extend the right of participation in the ESOP to Management Employees and Key Employees of the Group at the absolute discretion of the Committee appointed to administer the ESOP and also to bring the provisions of the ESOP in line with the requirements under Practice Note 9h of the SGX-ST Listing Manual.

STATISTICS OF SHAREHOLDINGS as at 26 March 2002

Distribution of shareholdings

Size of shareholdings	No. of shareholders	%	No. of shares	%
1–1,000	10,860	55.26	10,857,471	1.01
1,001–10,000	7,557	38.46	27,640,370	2.58
10,001–1,000,000	1,204	6.13	50,211,043	4.69
1,000,001 and above	29	0.15	982,920,310	91.72
Total	19,650	100.00	1,071,629,194	100.00

Twenty largest shareholders

Name	No. of shares	%
01. DBS Trustee Ltd	604,714,286	56.43
02. ABN Amro Nominees Singapore Pte Ltd	87,016,857	8.12
03. DBS Nominees Pte Ltd	76,596,122	7.15
04. United Overseas Bank Nominees Pte Ltd	48,280,725	4.51
05. Raffles Nominees Pte Ltd	30,132,658	2.81
06. Capital Intelligence Ltd	25,387,000	2.37
07. ARC Ventures Ltd	20,500,000	1.91
08. HSBC (Singapore) Nominees Pte Ltd	9,561,638	0.89
09. FCC Equities Pte Ltd	9,509,000	0.89
10. DBS Vickers Securities (S) Pte Ltd	7,675,164	0.72
11. MCI, Inc	6,789,423	0.63
12. Citibank Nominees Singapore Pte Ltd	6,592,660	0.61
13. UOB Kay Hian Pte Ltd	6,023,596	0.56
14. GK Goh Stockbrokers Pte Ltd	5,036,122	0.47
15. Representations International (HK) Ltd	5,000,000	0.47
16. OCBC Securities Pte Ltd	4,579,506	0.43
17. ING Nominees (Singapore) Pte Ltd	4,193,000	0.39
18. Martin P Lorenzo	4,063,800	0.38
19. Lin Shui Chin	3,215,000	0.30
20. Amex Nominees (S) Pte Ltd	2,783,000	0.26
Total	967,649,557	90.30

STATISTICS OF SHAREHOLDINGS as at 26 March 2002 (Continued)

Substantial shareholders (as recorded in the Register of Substantial Shareholders)

Name of shareholder	Direct interest No. of shares	Direct interest %[1]	Indirect interest No. of shares	Indirect interest %[1]	Total interest No. of shares	Total interest %[1]
Del Monte Holdings Ltd [2]	428,570,000	39.99	–	–	428,570,000	39.99
Del Monte Group Ltd [3]	–	–	428,570,000	39.99	428,570,000	39.99
MCI, Inc [4]	223,404,162	20.85	–	–	223,404,162	20.85
Macondray & Co, Inc [5]	–	–	223,404,162	20.85	223,404,162	20.85
Martin P Lorenzo [5]	4,063,800	0.38	223,404,162	20.85	227,467,962	21.23
Luis P Lorenzo, Jr [5]	396,000	0.04	223,404,162	20.85	223,800,162	20.88
Iona Investment Pte Ltd	69,354,122	6.47	–	–	69,354,122	6.47

Notes:

(1) Based on 1,071,629,194 issued ordinary shares of US$0.01 each ("Shares") in the capital of the Company as at the date hereof.

(2) Del Monte Holdings Ltd ("DMH", formerly known as Juliet Holdings SA) is the beneficial owner of 343,857,143 Shares held by DBS Trustee Ltd and 84,712,857 Shares held by ABN Amro Nominees Singapore Pte Ltd.

(3) Del Monte Group Ltd ("DMG") holds all the issued shares in DMH and is deemed to have an interest in DMH's 428,570,000 Shares. Del Monte Group Overseas Ltd ("DMO") holds all the issued shares in DMG and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio Del Monte NV ("Cirio NV") holds all the issued shares in DMO and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio Finanziaria SpA ("Cirio SpA") holds all the issued shares in Cirio NV and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio SpA is a company incorporated in Italy and whose shares are listed on the Milan Stock Exchange.

(4) MCI, Inc ("MCI") is the beneficial owner of 213,257,143 Shares held by DBS Trustee Ltd, 6,789,423 Shares held by ABN Amro Nominees Singapore Pte Ltd and 3,357,596 Shares held by RHB-Cathay Securities Pte Ltd.

(5) Macondray & Co, Inc holds all the issued shares in MCI and is deemed to have an interest in MCI's 223,404,162 Shares. The Lorenzo Group (comprising members of the family of the late Luis F Lorenzo, Sr), which includes directors, Luis P Lorenzo, Jr and Martin P Lorenzo, is deemed to have an interest in MCI's 223,404,162 Shares through Lapanday Holdings Corporation, St. Tropez Holdings Corporation, Macondray Holdings Corporation and Pioneer Ventures, Inc.

PROFORMA GROUP FINANCIAL INFORMATION* for the year ended 31 December 2001

(Amounts in Singapore dollars)

	2001 S$'000	2000 S$'000
Turnover	326,322	344,640
Cost of sales	(228,859)	(241,645)
Gross profit	**97,463**	102,995
Distribution and selling expenses	(21,947)	(23,860)
General and administration expenses	(6,047)	(6,605)
Other operating expenses	(10,174)	(6,060)
Profit from operations	**59,295**	66,470
Financial income	3,140	4,126
Financial expenses	(3,190)	(1,228)
Profit before tax	**59,245**	69,368
Tax	(6,428)	(9,534)
Net profit for the year	**52,817**	59,834

* **Basis of presentation of Proforma Group Financial Information**
The audited financial statements of the Group are expressed in United States dollars ($).

Given the Company's listing on the SGX-ST, for the convenience of certain readers, the above financial information for the years 2001 and 2000 have been presented in Singapore dollars (S$), which have been obtained by measurement of the S$ figures using the exchange rate of S$1.79 and S$1.72, respectively.

Such translation should not be construed as a representation that the $ amounts have been or could be converted into S$ at this or any other rates. In addition, the above financial information does not form part of the audited financial statements of the Group.

Del Monte Pacific Limited c/o 78 Shenton Way #26-01 Singapore 079120 Tel: +65 6324 6822 Fax: +65 6221 9477 Web: www.delmontepacific.c

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